Exhibit 99.4

Stronger Together

SECOND QUARTERLY REPORT
NOVEMBER 2022

BRITISH COLUMBIA

Second Quarterly Report

2022/23 Financial Update,

Economic Outlook

&

Six Month Financial Results

April - September 2022

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing–

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945–             —Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77               354.711’007231’05

2022/23 Second Quarterly Report November 25, 2022	| TABLE OF CONTENTS

Part One — Updated Financial Forecast

Introduction		3

Revenue		5

Expense		8
Consolidated Revenue Fund (CRF) Spending		8
Service Delivery Agency Spending		9

Full-Time Equivalents for the BC Public Service		9

Provincial Capital Spending		10
Projects Over $50 Million		10

Provincial Debt		12

Risks to the Fiscal Forecast		14

Supplementary Schedules		15

Tables:
1.1	Forecast Update	3
1.2	Financial Forecast Changes	4
1.3	Pandemic and Recovery Contingencies	8
1.4	Capital Spending Update	10
1.5	Provincial Debt Update	12
1.6	Operating Statement	15
1.7	Revenue by Source	16
1.8	Expense by Ministry, Program and Agency	17
1.9	Expense by Function	18
1.10	Capital Spending	19
1.11	Capital Expenditure Projects Greater Than $50 million	20
1.12	Provincial Debt	23
1.13	Statement of Financial Position	24
1.14	Material Assumptions – Revenue	25
1.15	Material Assumptions – Expense	31
1.16	Full-Time Equivalents (FTEs)	34

SECOND QUARTERLY REPORT 2022/23	| i

TABLE OF CONTENTS

Part Two — Economic Review and Outlook

Summary		35

British Columbia Economic Activity and Outlook		36
Labour Market		36
Consumer Spending and Inflation		38
Housing		39
Business		41
External Trade and Commodity Markets		42
Demographics		43

Risks to the Economic Outlook		44

External Outlook		44
United States		44
Canada		47
Asia		49
Europe		49
Financial Markets		50
Interest Rates		50
Exchange Rate		51

Tables:
2.1	British Columbia Economic Indicators	36
2.2	Private Sector Canadian Interest Rate Forecasts	51
2.3	Private Sector Exchange Rate Forecasts	52

Topic Box:
Provincial Economic Accounts Update		53

ii |	SECOND QUARTERLY REPORT 2022/23

PART 1   |   UPDATED FINANCIAL FORECAST

Introduction

Table 1.1 2022/23 Forecast Update

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2022	Report	Report
Revenue	68,552	77,854	81,097
Expense	(71,013)	(74,148)	(73,065)
Pandemic and Recovery Contingencies	(2,000)	(2,000)	(2,000)
Forecast allowance	(1,000)	(1,000)	(300)
Surplus (Deficit)	(5,461)	706	5,732
Capital Spending:
Taxpayer-supported capital spending	9,279	9,423	9,091
Self-supported capital spending	4,374	4,362	4,343
	13,653	13,785	13,434
Provincial Debt:
Taxpayer-supported debt	73,475	66,742	61,908
Self-supported debt	30,956	29,784	29,784
Total debt (including forecast allowance)	105,431	97,526	91,992
Taxpayer-supported debt to GDP ratio	20.0%	17.0%	15.8%
Taxpayer-supported debt to revenue ratio	110.9%	88.4%	78.0%

The Second Quarterly Report shows further improvements to the 2022/23 fiscal forecast, in addition to the changes reported in the First Quarterly Report in September. The change to the surplus forecast from $706 million to $5.7 billion is mainly based on updated 2021 income tax assessment information from the Canada Revenue Agency and revised costing for the new labour agreement.

Income tax revenue revisions have also been experienced in other Canadian jurisdictions, illustrating the difficulties in measuring the full extent of the rapid recovery from the pandemic, as well as the consequences of high inflation on incomes and government revenues. It is unclear the extent to which the 2022/23 revenue improvements will carry forward, with $3.7 billion in personal and corporate income tax revenue being attributable to prior year adjustments.

Expenses for the Shared Recovery Mandate are lower by $1.1 billion reflecting the reduced costs in the first year of the mandate compared to assumptions in the First Quarterly Report forecast. The overall cost of the mandate over the three-year term is higher as it provides greater increases in the outer years.

Details of the revenue and expense forecast changes are shown in Table 1.2 and Chart 1.1.

(continued on page 5)

SECOND QUARTERLY REPORT 2022/23	| 3

Updated Financial Forecast

Table 1.2 2022/23 Financial Forecast Changes

	($ millions)
2022/23 deficit at Budget 2022 (February 22, 2022)	(5,461)		(5,461)
2022/23 surplus at the First Quarterly Report (September 12, 2022)		706

	Q1	Q2	Total
	Update	Update	Changes
Revenue changes:
Personal income tax – stronger preliminary 2021 tax assessment reflecting increases in incomes from middle to higher income-earning individuals as well as an improvement in 2022 household income	2,924	1,269	4,193
Corporate income tax – increase in instalments reflecting a significant improvement in federal government outlook of 2022 national corporate taxable income, and a higher prior year settlement payment, reflecting stronger 2021 tax assessments	1,813	2,808	4,621
Provincial sales tax – higher 2021/22 carry forward impacts and higher nominal expenditures in most components	374	114	488
Property transfer tax – due to slower housing market and higher mortgage rates	-	(300)	(300)
Employer health tax – mainly expected higher wages and re-assessment related to prior years	243	100	343
Other taxation sources – mainly reflecting year-to-date results and the impacts of the 2021/22 year-end results	32	(120)	(88)
Natural gas royalties – changes in natural gas prices and natural gas liquids royalties, as well as impacts of the new royalty system partly offset by changes in utilization of royalty and infrastructure programs/credits	1,688	(176)	1,512
Mining – changes in coal and copper prices, partly offset by changes in mining costs	443	(43)	400
Electricity sales under the Columbia River Treaty – changes in Mid-C electricity prices and stronger US dollar	137	9	146
Forests – higher stumpage rates and logging tax, reflecting stronger lumber prices	394	218	612
Other natural resources – mainly changes in petroleum prices and water rental revenues	36	(9)	27
Fees, licences, investment earnings and miscellaneous revenue:
Post-secondary institutions	(115)	(46)	(161)
Other sources – mainly changes in investment earnings, other fees, penalties and taxpayer-supported Crowns	(17)	43	26
Canada health and social transfers – mainly additional one-time funding to reduce or eliminate backlogs of medical and surgical procedures and changes in B.C. share of national population	257	(7)	250
Other federal government transfers – mainly change to Disaster Financial Assistance Arrangements recognition of eligible claims, additional COVID-19 relief, and higher transfers to taxpayer-supported entities	1,001	(41)	960
Commercial Crown corporation net income – mainly changes at ICBC and BCLC	92	(576)	(484)
Total revenue changes	9,302	3,243	12,545

Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	229	(6)	223
Incremental cost of the updated Shared Recovery Mandate for labour negotiations	1,900	(1,100)	800
Affordability measures	1,000	100	1,100
Financial Administration Act – concessionary grants for the Property Tax Deferment program	-	58	58
Other statutory spending	14	31	45
Refundable tax credits – mainly reflects preliminary 2021 tax assessment information	77	92	169
Other expense changes – mainly lower interest costs	(122)	(85)	(207)
Spending funded by third party recoveries	75	10	85
Changes in spending profile of service delivery agencies:
School districts	60	11	71
Universities	(97)	35	(62)
Colleges	43	(19)	24
Health authorities and hospital societies	1,580	15	1,595
Other service delivery agencies [1]	149	(112)	37
(Increase) decrease in transfers to service delivery agencies - accounting elimination	(1,773)	(113)	(1,886)
Total expense changes	3,135	(1,083)	2,052
Subtotal	6,167	4,326	10,493
Forecast allowance - decrease (increase)	-	700	700
Total changes	6,167	5,026	11,193
2022/23 surplus at the First Quarterly Report	706
2022/23 surplus at the Second Quarterly Report		5,732	5,732

1 Includes BC Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

4 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Projected taxpayer-supported capital spending in 2022/23 is $9.1 billion, with lower forecasted spending in the health, education and transportation sectors since the First Quarterly Report. The self-supported capital spending forecast is $4.3 billion, with minimal changes from the First Quarterly Report.

As a result of higher revenues and higher surplus forecasts, taxpayer-supported debt at the end of 2022/23 is forecast at $61.9 billion, lower by $4.8 billion compared to the First Quarterly Report. The lower debt balance results in improved debt metrics, with B.C.’s taxpayer-supported debt-to-GDP ratio now forecast to be 15.8 per cent.

Chart 1.1   2022/23 Surplus – Major Changes from the First Quarterly Report

Improvement of $5.0 billion

 $ millions

Revenue

Revenue for 2022/23 is forecast to be $81.1 billion — $3.2 billion higher than the projection in the First Quarterly Report. The forecast for taxation revenues has increased $3.9 billion, reflecting higher than expected 2021 income tax assessments and strong year-to-date activity in consumer spending and wages growth. This improvement is partly offset by lower than expected net income from ICBC.

Preliminary 2021 personal and corporate income tax assessments for all provinces, territories and Canada have been stronger than anticipated, resulting from higher than expected economic activity in 2021, as shown in the recently released Provincial Economic Accounts by Statistics Canada (see topic box beginning on page 53).

Detailed revenue projections are disclosed in Table 1.7, and key assumptions and sensitivities relating to revenue are provided in Table 1.14. An analysis on historical volatility of major economic drivers of revenue can be found in the 2022 British Columbia Financial and Economic Review (pages 17-18).

SECOND QUARTERLY REPORT 2022/23	| 5

Updated Financial Forecast

The major changes from the First Quarterly Report forecast include the following:

Income Taxation Revenues

The personal income tax revenue forecast is up $1.3 billion due to stronger 2021 preliminary tax assessment information, reflecting strong growth in employment as well as other sources of incomes, such as capital gains, dividends, and investment incomes in the middle to high-income tax filers. The increased revenue includes a one-time $701 million prior year adjustment relating to 2021/22 and a $568 million ongoing base impact beginning in 2022/23.

Corporate income tax revenue is up $2.8 billion mainly due to an improvement in advance installment payments from the federal government and prior year settlement payments. This increase reflects stronger assessments of the 2021 preliminary corporate income tax results from improved 2021 corporate financial performance in most sectors, particularly in the natural resource sectors.

Employer health tax is up $100 million mainly due to increases in year-to-date results, reflecting increased employee compensation, and re-assessments related to prior years.

Other Taxation Revenues

Provincial sales tax revenue is up $114 million mainly reflecting higher year-to-date taxable sales.

Tobacco tax revenue is down $115 million mainly due to lower year-to-date sales results.

Property transfer tax revenue is down $300 million due to the slower housing market, lower demand and the effects of higher mortgage rates. The revised forecast includes the 20-per-cent-foreign buyers’ tax revenue forecast at $80 million, down from the First Quarterly Report estimate of $104 million.

Other taxation revenues are down $5 million mainly due to lower carbon tax revenue, reflecting lower year-to-date natural gas sales volumes partly offset by higher insurance premium tax.

Natural Resource Revenue

Revenue from natural gas royalties is down $176 million mainly due to lower prices for natural gas and natural gas liquids, partially offset by increased production volumes and decreased utilization of royalty program credits. The updated natural gas price forecast is $4.17 ($Cdn/gigajoule, plant inlet), down from the First Quarterly Report estimate ($4.61).

Revenue from coal, metals, minerals and other mining-related sources is down $43 million mainly due to lower year-to-date mineral tax instalment payments from metal mines and decreased metallurgical coal prices attributable to reduced demand for steel as weakening auto production and global inflationary pressures reduced steelmakers’ margins.

6 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Forest revenue is up $218 million mainly due to higher timber tenures revenue reflecting higher stumpage rates, driven by strong year-to-date lumber prices, and logging taxes. Harvest volumes of Crown land timber are forecast to be 40 million cubic metres, unchanged from the First Quarterly Report. Total stumpage rates are now forecast to be $34.31 Cdn/cubic metre in 2022/23, compared to $29.87 assumed in the First Quarterly Report.

Revenue from other natural resources is unchanged as higher revenue from electricity sales under the Columbia River Treaty is offset by reduced water rentals collected under the Water Sustainability Act.

Other Revenue

Other revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources. These revenue sources are now expected to total $9.9 billion, down $3 million from the First Quarterly Report. The updated forecast for fee revenues totals $5.0 billion, down $34 million mainly due to lower projections from post-secondary institutions. The revised forecast for investment earnings is $1.2 billion, up $12 million mainly due to higher vote recoveries as well as higher expected investment incomes for taxpayer-supported entities. The higher vote recovery funding has an equal and offsetting expense increase. The miscellaneous revenue outlook of $3.7 billion is up $19 million mainly due to higher collection of penalties.

Federal Government Transfers

Federal government contributions are expected to be $12.6 billion, down $48 million.

Canada health and social transfers have declined by $7 million mainly due to a decrease of $13 million related to 2021/22, partially offset by increased 2022/23 transfers reflecting changes in the B.C. share of the national population.

Other federal government contributions are down $41 million mainly reflecting lower transfers for the SUCH1 sector entities and lower funding in support of Disaster Financial Assistance Arrangements consistent with spending forecasts.

Commercial Crown Corporations

The outlook for commercial Crown corporation net income is $3.3 billion, which is $576 million lower than the projections in the First Quarterly Report, mainly due to the following:

•	ICBC’s operating results are lower by $625 million due to unrealized investment losses; and

•	BC Lottery Corporation’s net income[2] forecast is $50 million higher due to improved casinos revenue assumptions.

[1]	SUCH: School districts, universities, colleges and institutes, and health organizations.

[2]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.).

SECOND QUARTERLY REPORT 2022/23	| 7

Updated Financial Forecast

Expense

The Second Quarterly Report expense forecast for 2022/23 is $1.1 billion lower than the First Quarterly Report mainly due to changes in the cost of the Shared Recovery Mandate, lower interest costs, partly offset by higher spending for affordability measures and other statutory spending.

Consolidated Revenue Fund (CRF) Spending

Statutory spending is projected to be $1.0 billion lower than in the First Quarterly Report due to the following:

•	$1.1 billion lower costs for labour negotiations under the Shared Recovery Mandate, reflecting the reduced costs in the first year of the mandate compared to what was previously forecasted. The total cost of the mandate in this fiscal year is now forecast to be $1.5 billion, including initial allocations in Budget 2022 contingencies. Over the three-year term the overall cost of the mandate is higher than at the First Quarterly Report, with greater increases in the outer years.

•	$100 million increase to fund measures to help address affordability concerns for British Columbians. The total forecast is now $1.1 billion and provides $1.0 billion for the Climate Action Tax Credit and the BC Affordability Credit (October 2022 and January 2023 top-ups) and $100 million for the BC Family Benefit (top-ups from January to March 2023).

•	$92 million increase for refundable tax transfers mainly reflecting 2021 tax assessments.

•	$58 million increase to reflect the accounting treatment of concessionary grants related to the Property Tax Deferment program.

•	$25 million net increase in other statutory spending.

Other changes in CRF spending are mainly due to $76 million of forecasted savings in interest costs due to lower debt levels.

Contingencies

Budget 2022 includes a Contingencies vote of $4.8 billion in 2022/23, with $2.0 billion in the Pandemic and Recovery sub-vote, and $2.8 billion allocated to General Programs and CleanBC sub-votes. Contingencies help fund unexpected costs such as flood recovery, increased costs for government services, and emerging priorities. These total allocations remain unchanged in the Second Quarterly Report.

Pandemic and Recovery Contingencies

Budget 2022 allocated $2.0 billion for continued measures related to the pandemic and economic recovery. Table 1.3 provides a forecast on the notional allocations of the Province’s pandemic measures as of September 30, 2022.

Table 1.3 2022/23 Pandemic and Recovery Contingencies

$ millions	Updated Forecast
Initiative	Q1	Q2
Health COVID-19 Management	875	875
Supports for Vulnerable Populations	220	220
Tourism Initiative Envelope	25	25
Other Recovery Initiatives	10	10
Unallocated: available for additional health or recovery measures	870	870
Total	2,000	2,000

8 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Spending Recovered from Third Parties

Expenses funded by third parties are forecast to increase by $10 million mainly due to higher interest costs that are recovered from commercial Crown corporations.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to be $113 million higher than the First Quarterly Report mainly due to increase in allocations to school districts, post-secondary institutions and health organizations to support various programs.

These funding increases are related to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to decrease by $70 million in 2022/23 compared to the First Quarterly Report.

•	School district expenses are forecast to be $11 million higher due to additional funding to support ventilation improvements in schools.

•	Post-secondary sector expenses are forecast to increase by $16 million mainly due to higher other operating costs from rising inflation and higher research grants contributed by external revenue sources.

•	The health authority and hospital society expense forecast increased by $15 million to reflect updated spending assumptions of the health organizations.

•	Other service delivery agency spending is forecast to be $112 million lower due to various updates across a number of agencies.

Detailed expense projections are in Table 1.8. Key spending assumptions and sensitivities are provided in Table 1.15.

Full-Time Equivalents for the BC Public Service

Government is lowering its annual FTE projections to 34,000, which is a decrease of 400 from the projection presented at Budget 2022. This is primarily due to hiring lag and vacancies in the BC Public Service, consistent with labour trends in other sectors across B.C.

SECOND QUARTERLY REPORT 2022/23	| 9

Updated Financial Forecast

Provincial Capital Spending

Capital spending is projected to total $13.4 billion in 2022/23 — $351 million lower than the forecast in the First Quarterly Report (see Tables 1.4 and 1.10).

Table 1.4 2022/23 Capital Spending Update

	($ millions)
	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported capital spending at Budget 2022	9,279		9,279
Taxpayer-supported capital spending at the First Quarterly Report		9,423
Taxpayer-supported changes
School districts	(122)	(10)	(132)
Post-secondary institutions	-	(6)	(6)
Health sector	283	(52)	231
Transportation sector	(48)	(268)	(316)
Social housing	51	6	57
Other net adjustments	(20)	(2)	(22)
Total taxpayer-supported changes	144	(332)	(188)
Taxpayer-supported capital spending - updated forecast	9,423	9,091	9,091
Self-supported capital spending at Budget 2022	4,374		4,374
Self-supported capital spending at the First Quarterly Report		4,362
BC Lottery Corporation	(10)	(15)	(25)
Other net adjustments	(2)	(4)	(6)
Total self-supported changes	(12)	(19)	(31)
Self-supported capital spending - updated forecast	4,362	4,343	4,343
2022/23 provincial capital spending at the First Quarterly Report	13,785
2022/23 provincial capital spending at the Second Quarterly Report		13,434	13,434

Taxpayer-supported capital spending is projected at $9.1 billion. The $332 million decrease since the First Quarterly Report is primarily due to changes in the timing of capital spending in the transportation and health sectors.

These changes do not represent a reduction in capital spending; rather the spending has been shifted to future years within the provincial capital plan.

At $4.3 billion, self-supported capital spending is $19 million lower than the First Quarterly Report, primarily due to changes in the timing of BC Lottery Corporation expenditures.

Projects Over $50 Million

Capital spending on projects greater than $50 million is presented in Table 1.11. Four projects have been added to the table since the First Quarterly Report:

•	Burke Mountain Secondary ($160 million);

•	Vancouver Island University – Student Housing and Dining ($88 million);

•	St. Vincent’s Heather Long-Term Care ($207 million); and

•	Highway 17 Keating Cross Overpass ($77 million).

10 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Since the First Quarterly Report, two projects have been completed and are no longer listed in the table:

•	Children’s and Women’s Hospital Redevelopment; and

•	BC Hydro – Fort St. John and Taylor Electric Supply project.

Changes for existing projects since the First Quarterly Report include:

•	Cowichan District Hospital Replacement project’s anticipated total cost increased from $887 million to $1.446 billion to reflect the updated post-tender budget. Internal borrowing increased from $605 million to $1.148 billion and contributions from other sources increased from $282 million to $298 million;

•	The New Surrey Hospital and BC Cancer Centre project’s anticipated total cost increased from $1.660 billion to $1.724 billion to reflect the latest cost update. Internal borrowing increased from $1.660 billion to $1.664 billion and contributions from other funding sources increased from $0 to $60 million;

•	The Clinical and Systems Transformation project’s anticipated total cost increased from $703 to $754 million. Contributions from other funding sources increased from $1 million to $52 million to reflect updated costing;

•	Highway 1 Illecillewaet Four-Laning and Brake Check improvements project’s anticipated total cost decreased from $85 million to $75 million to reflect savings upon substantial completion of the project. Internal borrowing decreased from $69 million to $59 million;

•	Broadway Subway project’s year of completion was amended from 2025 to 2026 due to a strike that delayed concrete supply to the project;

•	John Hart generating station replacement project’s anticipated total cost of $979 million was reduced to $978 million due to lower final closing costs;

•	Peace Region Electricity Supply (PRES) project’s anticipated total cost increased from $216 million to $217 million primarily due to higher costs of deficiency work.

SECOND QUARTERLY REPORT 2022/23	| 11

Updated Financial Forecast

Provincial Debt

The provincial debt, including a $300 million forecast allowance, is projected to total $92.0 billion by the end of the fiscal year — $5.5 billion lower than the forecast in the First Quarterly Report primarily due to improved operating results.

Table 1.5 2022/23 Provincial Debt Update 1

	($ millions)
	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported debt forecast at Budget 2022	73,475		73,475
Taxpayer-supported debt at the First Quarterly Report		66,742
Changes:
Higher debt level from 2021/22	610	-	610
Improved operating results (before forecast allowance)	(6,167)	(4,326)	(10,493)
Non-cash items	123	141	264
Changes in cash balances [2]	(2,749)	275	(2,474)
Changes in other working capital balances [3]	1,306	(592)	714
Taxpayer-supported capital spending	144	(332)	(188)
Total taxpayer-supported changes	(6,733)	(4,834)	(11,567)
Taxpayer-supported debt - updated forecast	66,742	61,908	61,908
Self-supported debt forecast at Budget 2022	30,956		30,956
Self-supported debt at the First Quarterly Report		29,784
Changes:
Lower debt level from 2021/22	(489)	-	(489)
Lower capital spending	(12)	(19)	(31)
Changes in internal financing	(671)	19	(652)
Total self-supported changes	(1,172)	-	(1,172)
Self-supported debt - updated forecast	29,784	29,784	29,784
Forecast allowance	1,000	300	300
2022/23 provincial debt forecast at the First Quarterly Report	97,526
2022/23 provincial debt forecast at the Second Quarterly Report		91,992	91,992

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

[2]	Reflects changes in cash balances at April 1, 2022 and includes all cash balances from the Consolidated Revenue Fund, School Districts, Universities, Colleges, Health Authorities, Hospital Societies and other taxpayer-supported agencies.

[3]	Changes in other working capital balances include changes in accounts receivables, accounts payable, accrued liabilities, deferred revenue, investments, restricted assets and other assets.

Taxpayer-supported debt is forecast to be $61.9 billion at the end of 2022/23 — $4.8 billion lower than the forecast in the First Quarterly Report. The reduction reflects $4.2 billion improvements in operating results (including non-cash items), $317 million net change of cash and other working capital balances and $332 million lower capital spending.

The lower debt forecast has resulted in a 1.2 percentage point reduction in the taxpayer-supported debt-to-GDP ratio since the First Quarterly Report; it is now forecast to end the year at 15.8 per cent. The taxpayer-supported debt-to-revenue ratio is forecast to end the fiscal year at 78.0 per cent — 10.4 percentage points lower than forecast in the First Quarterly Report.

12 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Self-supported debt is forecast to be $29.8 billion at the end of 2022/23, unchanged from the First Quarterly Report.

The forecast allowance is reduced to $300 million to reflect the shorter remaining period to year-end.

B.C.’s taxpayer-supported debt is expected to decrease by $433 million over the year, and the Province is able to borrow at low interest rates, with debt affordability remaining at levels that are lower than they have been historically, as shown on Chart 1.2 below.

Chart 1.2   Debt Affordability

Interest bite for Taxpayer-Supported Debt

(cents per dollar of revenue) 1

1 The ratio of interest costs (less sinking fund interest) to revenue. Figures include capitalized interest expense in order to provide a more comparable measure to outstanding debt.

Further details on provincial debt are shown in Table 1.12.

Total provincial debt is presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking fund investments and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province. The reconciliation between provincial debt and the financial statement debt is shown in Table 1.13.

SECOND QUARTERLY REPORT 2022/23	| 13

Updated Financial Forecast

Risks to the Fiscal Forecast

The major risks to the updated fiscal forecast include the heightened geopolitical conflict and tension in Europe exacerbating inflation and supply chains, persistent inflation, rising interest rates, tight labour market conditions and ongoing uncertainty regarding the evolution of the pandemic.

Personal and corporate income tax assessments for the 2021 tax year will not be finalized until March 2023. Property transfer tax and provincial sales tax revenues are impacted by the number of residential transactions, average home sale prices and the amount of taxable purchases of goods and services. Natural resource revenues are affected by international commodity prices, and the health of B.C.’s major trading partners. The global COVID-19 pandemic continues to pose a risk to these and other factors affecting own source revenues.

In June 2021, the Supreme Court of B.C. issued a judgement ruling that the cumulative impacts of natural resource development, authorized by the Province of British Columbia, infringed Blueberry River First Nations’ Treaty 8 rights. The impact of this judgement on the Province’s economic and fiscal outlooks are uncertain at this point; while the Province is working collaboratively with Treaty 8 Nations to make progress on some applications, the longer-term approach for permitting activities in the impacted area is still being determined.

The spending forecast contained in the fiscal plan is based on ministry and service delivery agency plans. Risks include changes in planning assumptions such as demand for government services in the health care, education, and community social services sectors, as well as costs associated with fighting forests fires and responding to floods and other natural disasters.

The updated spending forecast includes $800 million for labour negotiations under the Shared Recovery Mandate, in addition to the initial allocations included in Budget 2022 contingencies. The total cost in the current fiscal year is now forecast to be $1.5 billion.

Capital spending may be in influenced by several factors including the cost of construction materials, design development, procurement activity, weather, geotechnical conditions and interest rates. Risks associated with operating results and capital spending could also affect debt levels.

As a result of these uncertainties, the actual operating result, capital spending and debt figures may differ from the current forecast. Government will update the fiscal outlook in the third quarterly report.

The potential fiscal impacts from these risks may be partly offset by the prudence incorporated in the updated forecast, including the $4.8 billion Contingencies vote allocation and the $300 million forecast allowance.

14 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2022 and the 2022/23 full-year forecast.

Table 1.6 2022/23 Operating Statement

	Year-to-Date to September 30				Full Year
	2022/23			Actual	2022/23			Actual
($ millions)	Budget	Actual	Variance	2021/22	Budget	Forecast	Variance	2021/22
Revenue	33,988	40,547	6,559	33,818	68,552	81,097	12,545	72,392
Expense	(32,332)	(32,578)	(246)	(31,453)	(73,013)	(75,065)	(2,052)	(71,086)
Surplus (deficit) before forecast allowance	1,656	7,969	6,313	2,365	(4,461)	6,032	10,493	1,306
Forecast allowance	-	-	-	-	(1,000)	(300)	700	-
Surplus (deficit)	1,656	7,969	6,313	2,365	(5,461)	5,732	11,193	1,306
Accumulated surplus (deficit) beginning of the year excluding other comprehensive income	1,975	3,693	1,718	2,459	1,975	3,693	1,718	2,387
Adjustments to accumulated surplus (deficit)	-	(1,849)	(1,849)	-	-	-	-	-
Accumulated surplus (deficit) before comprehensive income	3,631	9,813	6,182	4,824	(3,486)	9,425	12,911	3,693
Accumulated other comprehensive income from self-supported Crown agencies	1,067	(485)	(1,552)	958	1,072	236	(836)	462
Accumulated surplus (deficit) end of period	4,698	9,328	4,630	5,782	(2,414)	9,661	12,075	4,155

SECOND QUARTERLY REPORT 2022/23	| 15

Updated Financial Forecast

Table 1.7 2022/23 Revenue by Source

	Year-to-Date to September 30				Full Year
	2022/23			Actual	2022/23			Actual
($ millions)	Budget	Actual	Variance	2021/22	Budget	Forecast	Variance	2021/22
Taxation
Personal income	6,363	7,594	1,231	6,476	12,848	17,041	4,193	13,704
Corporate income	3,595	6,392	2,797	3,105	5,501	10,122	4,621	5,053
Employer health	1,133	1,186	53	1,047	2,257	2,600	343	2,443
Sales [1]	4,660	4,901	241	4,387	9,009	9,497	488	8,731
Fuel	516	538	22	557	1,051	1,051	-	1,022
Carbon	1,071	1,016	(55)	943	2,311	2,241	(70)	2,011
Tobacco	421	355	(66)	411	760	600	(160)	708
Property	1,567	1,561	(6)	1,496	3,173	3,245	72	3,012
Property transfer	1,443	1,478	35	1,800	2,500	2,200	(300)	3,327
Insurance premium	331	353	22	321	660	730	70	706
	21,100	25,374	4,274	20,543	40,070	49,327	9,257	40,717
Natural resource
Natural gas royalties	437	1,097	660	197	911	2,423	1,512	920
Forests	543	916	373	806	1,121	1,733	612	1,893
Other natural resource revenues [2]	677	1,131	454	768	1,355	1,928	573	1,658
	1,657	3,144	1,487	1,771	3,387	6,084	2,697	4,471
Other revenue
Post-secondary education fees	1,023	1,009	(14)	968	2,679	2,656	(23)	2,536
Fees and licenses [3]	1,014	1,068	54	1,009	2,207	2,303	96	2,048
Investment earnings	617	632	15	580	1,298	1,183	(115)	1,306
Miscellaneous [4]	1,619	1,999	380	1,627	3,807	3,714	(93)	3,910
	4,273	4,708	435	4,184	9,991	9,856	(135)	9,800
Contributions from the federal government
Health and social transfers	4,182	4,450	268	4,515	8,363	8,613	250	8,541
COVID-19 related funding	10	128	118	210	40	176	136	301
Other federal government contributions [5]	1,201	1,017	(184)	914	2,937	3,761	824	3,138
	5,393	5,595	202	5,639	11,340	12,550	1,210	11,980

Commercial Crown corporation net income
BC Hydro	98	92	(6)	43	712	712	-	668
Liquor Distribution Branch	597	626	29	616	1,166	1,172	6	1,189
BC Lottery Corporation [6]	681	800	119	525	1,415	1,549	134	1,211
ICBC [7]	117	114	(3)	444	327	(298)	(625)	2,216
Other [8]	72	94	22	53	144	145	1	140
	1,565	1,726	161	1,681	3,764	3,280	(484)	5,424
Total revenue	33,988	40,547	6,559	33,818	68,552	81,097	12,545	72,392

[1]	Includes provincial sales tax and HST/PST housing transition tax related to prior years.

[2]	Columbia River Treaty, other energy and minerals, water rental and other resources.

[3]	Healthcare-related, motor vehicle, and other fees.

[4]	Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

[5]	Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

[6]	Net of payments to the federal government and payments to the BC First Nations Gaming Revenue Sharing Limited Partnership in accordance with section 14.3 of the Gaming Control Act (B.C.) .

[7]	Does not include non-controlling interest.

[8]	Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions' self-supported subsidiaries.

16 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.8 2022/23 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2022/23			Actual	2022/23			Actual
($ millions)	Budget	Actual	Variance	2021/22 [1]	Budget	Forecast	Variance	2021/22 [1]
Office of the Premier	8	7	(1)	7	15	15	-	13
Advanced Education and Skills Training	1,305	1,307	2	1,298	2,613	2,613	-	2,627
Agriculture, Food and Fisheries	49	99	50	44	107	107	-	114
Attorney General	685	804	119	650	1,374	1,374	-	1,301
Children and Family Development	862	831	(31)	712	1,742	1,742	-	1,681
Citizens' Services	302	310	8	305	657	657	-	610
Education and Child Care	4,176	4,179	3	4,035	8,217	8,217	-	7,853
Energy, Mines and Low Carbon Innovation	38	41	3	39	112	115	3	322
Environment and Climate Change Strategy	163	244	81	111	368	376	8	565
Finance	635	334	(301)	460	1,221	1,301	80	1,963
Forests	379	561	182	776	832	1,056	224	1,529
Health	12,463	12,208	(255)	11,197	25,456	25,456	-	25,723
Indigenous Relations and Reconciliation	126	164	38	73	178	178	-	548
Jobs, Economic Recovery and Innovation	45	50	5	43	111	111	-	592
Labour	8	10	2	10	17	17	-	37
Land, Water and Resource Stewardship	42	62	20	54	92	92	-	82
Mental Health and Addictions	13	6	(7)	9	25	25	-	19
Municipal Affairs	242	273	31	227	260	260	-	404
Public Safety and Solicitor General	473	628	155	471	1,394	1,394	-	1,522
Social Development and Poverty Reduction	2,202	2,210	8	2,121	4,456	4,456	-	4,354
Tourism, Arts, Culture and Sport	98	113	15	96	173	173	-	405
Transportation and Infrastructure	476	477	1	470	956	956	-	974
Total ministries and Office of the Premier	24,790	24,918	128	23,208	50,376	50,691	315	53,238
Management of public funds and debt	664	661	(3)	641	1,378	1,187	(191)	1,280
Contingencies - General programs and CleanBC	-	-	-	-	2,848	2,848	-	-
Pandemic and Recovery Contingencies	-	247	247	1,259	2,000	2,000	-	-
Incremental cost of the Shared Recovery Mandate	-	-	-	-	-	800	800	-
Affordability measures	-	-	-	-	-	1,100	1,100	-
Funding for capital expenditures	1,098	665	(433)	775	3,734	3,527	(207)	2,202
Refundable tax credit transfers	1,008	1,030	22	935	2,044	2,213	169	1,837
Legislative Assembly and other appropriations	89	81	(8)	76	185	196	11	208
Total appropriations	27,649	27,602	(47)	26,894	62,565	64,562	1,997	58,765
Elimination of transactions between appropriations [2]	-	(9)	(9)	(7)	(17)	(26)	(9)	(13)
Prior year liability adjustments	-	-	-	-	-	(7)	(7)	(39)
Consolidated revenue fund expense	27,649	27,593	(56)	26,887	62,548	64,529	1,981	58,713
Expenses recovered from external entities	1,522	1,616	94	1,624	4,011	4,096	85	4,054
Elimination of funding provided to service delivery agencies	(17,126)	(16,842)	284	(16,360)	(35,863)	(37,542)	(1,679)	(35,558)
Total direct program spending	12,045	12,367	322	12,151	30,696	31,083	387	27,209
Service delivery agency expense
School districts	3,329	3,333	4	3,205	7,733	7,804	71	7,429
Universities	2,887	2,843	(44)	2,612	6,154	6,092	(62)	5,621
Colleges and institutes	735	746	11	716	1,528	1,552	24	1,508
Health authorities and hospital societies	10,002	10,136	134	9,652	19,644	21,239	1,595	20,783
Other service delivery agencies	3,334	3,153	(181)	3,117	7,258	7,295	37	8,536
Total service delivery agency expense	20,287	20,211	(76)	19,302	42,317	43,982	1,665	43,877
Total expense	32,332	32,578	246	31,453	73,013	75,065	2,052	71,086

[1]	Restated to reflect government's current organization and accounting policies.
[2]	Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

SECOND QUARTERLY REPORT 2022/23	| 17

Updated Financial Forecast

Table 1.9 2022/23 Expense by Function

	Year-to-Date to September 30				Full Year
	2022/23			Actual	2022/23			Actual
($ millions)	Budget	Actual	Variance	2021/22	Budget	Forecast	Variance	2021/22
Health [1]	13,626	13,286	(340)	12,546	27,685	27,737	52	27,584
Education [2]	7,491	7,434	(57)	7,027	16,673	16,634	(39)	15,795
Social services	3,750	3,633	(117)	3,395	7,916	7,905	(11)	7,268
Protection of persons and property	997	1,226	229	988	2,479	2,471	(8)	2,937
Transportation	1,126	1,052	(74)	1,080	2,454	2,376	(78)	4,453
Natural resources and economic development	1,619	1,947	328	1,860	3,748	3,951	203	5,213
Other	1,511	1,428	(83)	1,098	2,636	2,549	(87)	3,058
Contingencies - General programs and CleanBC [3]	-	-	-	-	2,848	2,848	-	-
Pandemic and Recovery Contingencies [3]	-	247	247	1,259	2,000	2,000	-	-
Incremental cost of the Shared Recovery Mandate	-	-	-	-	-	800	800	-
Affordability measures	-	-	-	-	-	1,100	1,100	-
General government	798	878	80	853	1,648	1,971	323	2,036
Debt servicing	1,414	1,447	33	1,347	2,926	2,723	(203)	2,742
Total expense	32,332	32,578	246	31,453	73,013	75,065	2,052	71,086

[1]	Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.
[2]	Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.
[3]	Contingencies for the prior fiscal year are reported in the relevant functions; the current year forecast is not yet allocated to functions.

18 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.10 2022/23 Capital Spending

	Year-to-Date to September 30				Full Year
	2022/23			Actual	2022/23			Actual
($ millions)	Budget	Actual	Variance	2021/22	Budget	Forecast	Variance	2021/22
Taxpayer-supported
Education
School districts	542	465	(77)	501	1,082	950	(132)	1,001
Post-secondary institutions	537	427	(110)	390	1,237	1,231	(6)	899
Health	668	482	(186)	402	2,584	2,815	231	1,555
BC Transportation Financing Authority	1,527	992	(535)	788	2,644	2,387	(257)	1,364
BC Transit	98	62	(36)	37	178	119	(59)	67
Government ministries	291	149	(142)	149	755	755	-	386
Social housing [1]	340	148	(192)	382	572	629	57	642
Other	62	24	(38)	24	227	205	(22)	88
Total taxpayer-supported	4,065	2,749	(1,316)	2,673	9,279	9,091	(188)	6,002
Self-supported
BC Hydro	2,218	1,883	(335)	1,704	4,131	4,131	-	3,475
Columbia Basin power projects [2]	6	3	(3)	4	11	12	1	9
BC Railway Company	6	3	(3)	2	12	10	(2)	2
ICBC	20	24	4	27	60	60	-	54
BC Lottery Corporation [3]	53	21	(32)	13	120	95	(25)	90
Liquor Distribution Branch	21	5	(16)	11	40	35	(5)	22
Other [4]	-	-	-	-	-	-	-	78
Total self-supported	2,324	1,939	(385)	1,761	4,374	4,343	(31)	3,730
Total capital spending	6,389	4,688	(1,701)	4,434	13,653	13,434	(219)	9,732

[1]	Includes BC Housing Management Commission and Provincial Rental Housing Corporation.
[2]	Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.
[3]	Excludes right-of-use assets except for 2021/22 full year actual.
[4]	Includes post-secondary institutions' self-supported subsidiaries.

SECOND QUARTERLY REPORT 2022/23	| 19

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2022/23 First Quarterly Report released on September 12, 2022.

		Project	Estimated	Anticipated
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2022	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Schools
Centennial Secondary [2]	2017	59	2	61	61	-	-	-
Grandview Heights Secondary [2]	2021	77	6	83	63	-	-	20
New Westminster Secondary [2]	2021	89	18	107	107	-	-	-
Coast Salish Elementary [3]	2022	18	25	43	38	-	-	5
Handsworth Secondary [2]	2022	65	4	69	69	-	-	-
Pexsisen Elementary and Centre Mountain Lellum Middle [2]	2022	76	13	89	89	-	-	-
Quesnel Junior School [2]	2022	38	14	52	52	-	-	-
Stitó:s Lá:lém totí:lt Elementary Middle School [2]	2022	51	3	54	49			5
Burnaby North Secondary	2023	80	28	108	99	-	-	9
Victoria High School	2023	51	29	80	77	-	-	3
Eric Hamber Secondary	2024	46	60	106	94	-	-	12
Cowichan Secondary	2024	18	68	86	84	-	-	2
Burke Mountain Secondary	2027	-	160	160	135	-	-	25
Westside Secondary	2028	-	106	106	103	-	-	3
Seismic mitigation program [4]	2030	1,220	806	2,026	2,026	-	-	-
Total schools		1,888	1,342	3,230	3,146	-	-	84

Post-secondary institutions
British Columbia Institute of Technology – Health Sciences Centre for Advanced Simulation [2]	2022	82	6	88	66	-	-	22
Simon Fraser University – Student Housing	2022	80	24	104	73	-	-	31
Okanagan College – Student Housing	2023	4	66	70	67	-	-	3
University of Victoria – Student Housing	2023	143	88	231	128	-	-	103
British Columbia Institute of Technology – Student Housing	2024	4	116	120	108	-	-	12
Capilano University – Student Housing	2024	3	55	58	41	-	-	17
North Island College – Student Housing	2024	1	65	66	64	-	-	2
Royal Roads University - Westshore Learning Centre	2024	19	79	98	78	-	-	20
University of the Fraser Valley – Student Housing	2024	-	74	74	62	-	-	12
University of Victoria – Engineering and Computer Science Building Expansion	2024	5	85	90	65	-	-	25
The University of British Columbia – School of Biomedical Engineering	2025	7	132	139	25	-	-	114
Vancouver Island University – Student Housing and Dining	2025	-	88	88	87	-	-	1
Douglas College – Academic and Student Housing	2027	-	293	293	203	-	-	90
British Columbia Institute of Technology – Trades and Technology Complex	2027	-	163	163	137	-	-	26
Total post-secondary institutions		348	1,334	1,682	1,204	-	-	478

Health facilities
Royal Columbian Hospital Redevelopment – Phase 1 [2]	2020	247	4	251	242	-	-	9
Red Fish Healing Centre for Mental Health and Addiction - θəqiʔ ɫəwʔənəq leləm[2]	2021	127	4	131	131	-	-	-
Vancouver General Hospital – Operating Rooms Renewal – Phase 1 [2]	2021	101	1	102	35	-	-	67
Peace Arch Hospital Renewal	2022	84	7	91	8	-	-	83
Penticton Regional Hospital – Patient Care Tower
– Direct procurement	2022	63	13	76	18	-	-	58
– P3 contract	2019	232	-	232	-	139	-	93
Dogwood Lodge Long-term Care Home Replacement	2023	34	31	65	-	-	-	65
Lions Gate Hospital – New Acute Care Facility	2024	68	242	310	144	-	-	166
Stuart Lake Hospital Replacement	2024	26	132	158	140	-	-	18
Royal Inland Hospital Patient Care Tower
– Direct procurement	2025	42	87	129	39	-	-	90
– P3 contract	2022	286	2	288	-	164	-	124

Health facilities continued on the next page

ð

20 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2022/23 First Quarterly Report released on September 12, 2022.

		Project	Estimated	Anticipated
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2022	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Health facilities continued
Cariboo Memorial Hospital Redevelopment	2026	12	206	218	131	-	-	87
Dawson Creek and District Hospital Replacement	2026	11	367	378	247	-	-	131
Mills Memorial Hospital Replacement	2026	231	402	633	513	-	-	120
Royal Columbian Hospital Redevelopment Phases 2 & 3 [5]	2026	291	953	1,244	1,182	-	-	62
Cowichan District Hospital Replacement	2027	26	1,420	1,446	1,148	-	-	298
New St Paul's Hospital	2027	374	1,806	2,180	1,327	-	-	853
Burnaby Hospital Redevelopment - Phase 1 [6]	2027	30	582	612	578	-	-	34
New Surrey Hospital and BC Cancer Centre	2027	6	1,718	1,724	1,664	-	-	60
Centre for Children and Youth Living with Health Complexity	2028	1	221	222	193	-	-	29
St. Vincent's Heather Long-Term Care	2028	-	207	207	207	-	-	-
Vancouver General Hospital – Operating Rooms Renewal – Phase 2	2028	-	332	332	312	-	-	20
Richmond Hospital Redevelopment [7]	2031	1	860	861	791	-	-	70
Clinical and Systems Transformation	2025	638	116	754	702	-	-	52
iHealth Project – Vancouver Island Health Authority	2025	127	28	155	55	-	-	100
Total health facilities		3,058	9,741	12,799	9,807	303	-	2,689

Transportation
Highway 91 Alex Fraser Bridge Capacity Improvements [2]	2019	66	4	70	37	-	33	-
Highway 1 Illecillewaet Four-Laning and Brake Check improvements [2]	2021	72	3	75	59	-	16	-
Highway 1 Lower Lynn Corridor improvements [2]	2021	174	24	198	77	-	66	55
Highway 99 10-Mile Slide [2]	2021	71	13	84	84	-	-	-
Highway 4 Kennedy Hill Safety Improvements	2022	48	6	54	40	-	14	-
Highway 14 Corridor improvements	2022	58	19	77	48	-	29	-
Highway 1 Chase Four-Laning	2023	76	144	220	208	-	12	-
Highway 1 Salmon Arm West	2023	78	77	155	124	-	31	-
Highway 91 to Highway 17 and Deltaport Way Corridor improvements	2023	209	51	260	87	-	82	91
Kootenay Lake ferry service upgrade	2023	41	44	85	68	-	17	-
West Fraser Road Realignment	2023	53	50	103	103	-	-	-
Highway 1 Quartz Creek Bridge Replacement	2024	49	72	121	71	-	50	-
Highway 1 Ford Road to Tappen Valley Road Four-Laning	2024	33	210	243	161	-	82	-
Highway 1 Kicking Horse Canyon Phase 4 [8]	2024	393	208	601	386	-	215	-
Pattullo Bridge Replacement [9]	2024	596	781	1,377	1,076	301	-	-
Highway 1 216th - 264th Street widening	2025	39	306	345	226	-	96	23
Highway 1 R.W. Bruhn Bridge	2025	32	193	225	134	-	91	-
Highway 7 Widening - 266th St to 287th St	2025	15	91	106	77	-	29	-
Highway 99 / Steveston Interchange, Transit & Cycling Improvements [10]	2025	23	114	137	137	-	-	-
Highway 17 Keating Cross Overpass	2025	-	77	77	58	-	17	2
Broadway Subway [11]	2026	875	1,952	2,827	1,380	450	897	100
Surrey Langley Skytrain Project [12]	2028	41	3,969	4,010	2,476	-	1,306	228
Fraser River Tunnel Project [10,13]	2030	24	4,124	4,148	4,148	-	-	-
Total transportation		3,066	12,532	15,598	11,265	751	3,083	499

Other taxpayer-supported
Stanley New Fountain Hotel (Affordable Rental Housing)	2022	68	1	69	19	-	-	50
13583 81st Ave (Affordable Rental Housing)	2023	32	18	50	37	-	-	13
Crosstown - (Supportive Housing Fund and Community Housing Fund)	2023	18	54	72	61	-	-	11
58 W Hastings (Supportive Housing Fund)	2024	4	154	158	61	-	19	78
Clark & 1st Ave (Affordable Rental Housing)	2024	7	102	109	75	-	-	34
Nanaimo Correctional Centre Replacement	2024	64	103	167	167	-	-	-
Royal BC Museum – Collections and Research Building	2025	21	203	224	224	-	-	-
Total other		214	635	849	644	-	19	186
Total taxpayer-supported		8,574	25,584	34,158	26,066	1,054	3,102	3,936

ð

Second Quarterly Report 2022/23	| 21

Updated Financial Forecast

Table 1.11 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2022/23 First Quarterly Report released on September 12, 2022.

		Project	Estimated	Anticipated
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept. 30, 2022	Complete	Cost	Borrowing	Liability	Gov't	Contrib'ns
Power generation and transmission
BC Hydro
– John Hart generating station replacement [2]	2019	978	-	978	978	-	-	-
– UBC load increase stage 2 project [2]	2020	52	4	56	56	-	-	-
– Bridge River 2 upgrade units 7 and 8 project [2]	2021	73	5	78	78	-	-	-
– LNG Canada load interconnection project [2]	2021	80	2	82	58	-	-	24
– Peace Region Electricity Supply (PRES) project [2,14]	2021	216	1	217	217	-	TBD	-
– Downtown Vancouver Electricity Supply: West End strategic property purchase [2]	2022	74	-	74	74	-	-	-
– G.M. Shrum G1 to 10 control system upgrade	2022	66	9	75	75	-	-	-
– Mica replace units 1 to 4 generator transformers project	2022	70	10	80	80	-	-	-
– 5L063 Telkwa relocation project	2023	40	26	66	66	-	-	-
– Lake Buntzen 1 Coquitlam Tunnel Gates Refurbishment project	2023	39	28	67	67	-	-	-
– Mica modernize controls project	2023	42	14	56	56	-	-	-
– Mount Lehman substation upgrade project	2023	49	9	58	58	-	-	-
– Street light replacement program	2023	46	29	75	75	-	-	-
– Various Sites - NERC CIP-003v7 implementation project	2023	30	30	60	60	-	-	-
– Wahleach refurbish generator project	2023	40	11	51	51	-	-	-
– Capilano substation upgrade project	2024	44	43	87	87	-	-	-
– Vancouver Island radio system project	2024	37	16	53	53	-	-	-
– Natal - 60-138 kV switchyard upgrade project	2025	14	70	84	84	-	-	-
– Site C project [15]	2025	9,898	6,102	16,000	16,000	-	-	-
– Sperling substation (SPG) metalclad switchgear replacement project	2026	28	48	76	76	-	-	-
– Treaty Creek Terminal - Transmission Load Interconnection (KSM) project	2026	21	88	109	72	-	-	37
Total power generation and transmission		11,937	6,545	18,482	18,421	-	-	61
Total self-supported		11,937	6,545	18,482	18,421	-	-	61
Total $50 million projects		20,511	32,129	52,640	44,487	1,054	3,102	3,997

[1]	Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

[2]	Assets have been put into service and only trailing costs remain.

[3]	The anticipated total cost was previously reported as $52 million and has been reduced to $43 million to reflect current estimates.

[4]	The Seismic Mitigation Program consists of all spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table above.

[5]	The Royal Columbian Hospital new acute care tower is expected to be available to patients in 2025.

[6]	The concept plan for Phase 2 of the Burnaby Hospital Redevelopment has been approved. Financial information will be added to the table upon business case approval.

[7]	The Richmond Hospital new acute care tower is expected to be available to patients in 2027.

[8]	Kicking Horse Canyon Project costs exclude $11 million of past planning costs which are expensed.

[9]	Pattullo Bridge forecasted to open to the public in 2024 with old bridge decommissioning to follow. Forecasted amount reflects total expenditures including capitalized and expensed items.

[10]	Project is part of the Highway 99 Tunnel Program.

[11]	The Broadway Subway Project forecast and value of costs incurred to date include the City of Vancouver in-kind contribution of land rights, in keeping with the approved project budget. Under current government accounting, purchased intangible assets are given accounting recognition, and contributed intangible assets, such as land use rights or licenses are not.

[12]	Total project cost includes $3.939 billion capital costs and $0.071 billion operating costs.

[13]	The Fraser River Tunnel is forecasted to open to the public in 2030 with the removal of the existing tunnel to follow.

[14]	The total cost represents the gross cost of the project and has not been netted for Federal Government contributions. The Federal Government's contribution amount is dependent on the final actual project costs and what costs are eligible under the agreement.

[15]	The approved updated project cost estimate is $16 billion, with a project in-service date of 2025 (first and last generating unit in-service in December 2024 and 2025, respectively). The anticipated project cost and cost to date include capital costs, charges subject to regulatory deferral and certain operating expenditures.

22 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.12 2022/23 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2022/23			Actual	2022/23			Actual
($ millions)	Budget	Actual	Variance	2021/22	Budget	Forecast	Variance	2021/22
Taxpayer-supported debt
Provincial government
Operating	8,065	189	(7,876)	6,745	10,411	-	(10,411)	7,233
Capital [2]	38,528	37,212	(1,316)	34,724	40,573	37,902	(2,671)	36,487
Total provincial government	46,593	37,401	(9,192)	41,469	50,984	37,902	(13,082)	43,720
Taxpayer-supported entities
BC Transportation Financing Authority	16,234	17,929	1,695	13,951	17,512	19,562	2,050	14,615
Health authorities and hospital societies	1,850	1,886	36	1,847	1,831	2,034	203	1,839
Post-secondary institutions	894	922	28	929	888	902	14	922
Social housing [3]	1,693	1,051	(642)	849	1,932	1,211	(721)	974
Other	299	250	(49)	267	328	297	(31)	271
Total taxpayer-supported entities	20,970	22,038	1,068	17,843	22,491	24,006	1,515	18,621
Total taxpayer-supported debt	67,563	59,439	(8,124)	59,312	73,475	61,908	(11,567)	62,341
Self-supported debt	29,892	28,778	(1,114)	28,111	30,956	29,784	(1,172)	28,325
Total debt before forecast allowance	97,455	88,217	(9,238)	87,423	104,431	91,692	(12,739)	90,666
Forecast allowance	-	-	-	-	1,000	300	(700)	-
Total provincial debt	97,455	88,217	(9,238)	87,423	105,431	91,992	(13,439)	90,666

[1]	Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts . Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.
[2]	Includes debt incurred by the government to fund the building of capital assets in the education, health, social housing and other sectors.
[3]	Includes debt incurred by BC Housing Management Commission and the Provincial Rental Housing Corporation to fund investments in affordable housing through HousingHub. The debt forecast reflects projects that have been approved as of September 2022.

Second Quarterly Report 2022/23	| 23

Updated Financial Forecast

Table 1.13 2022/23 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2022	2022	2023
Financial assets:
Cash and temporary investments	7,142	8,238	4,069
Other financial assets	17,105	18,919	18,403
Sinking funds	510	531	539
Investments in commercial Crown corporations:
Retained earnings	12,223	11,553	12,572
Recoverable capital loans	27,218	27,516	28,387
Total investments in commercial Crown corporations	39,441	39,069	40,959
Total financial assets	64,198	66,757	63,970
Liabilities:
Accounts payable and accrued liabilities	16,829	14,239	14,947
Deferred revenue	13,379	16,514	14,278
Debt:
Taxpayer-supported debt	62,341	59,439	61,908
Self-supported debt	28,325	28,778	29,784
Forecast allowance	-	-	300
Total provincial debt	90,666	88,217	91,992
Add: debt offset by sinking funds	510	531	539
Less : guarantees and non-guaranteed debt	(1,402)	(620)	(1,397)
Financial statement debt	89,774	88,128	91,134
Total liabilities	119,982	118,881	120,359
Net liabilities	(55,784)	(52,124)	(56,389)
Capital and other non-financial assets:
Tangible capital assets	56,001	57,456	62,543
Other non-financial assets	3,938	3,996	3,507
Total capital and other non-financial assets	59,939	61,452	66,050
Accumulated surplus	4,155	9,328	9,661

Changes in Financial Position
	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2022	2023
Surplus for the period	(7,969)	(5,732)
Comprehensive income decrease and other adjustments	2,796	226
Decrease/(Increase) in accumulated surplus	(5,173)	(5,506)
Capital and other non-financial asset changes:
Taxpayer-supported capital investments	2,749	9,091
Less: amortization and other accounting changes	(1,294)	(2,549)
Increase in net capital assets	1,455	6,542
Increase (decrease) in other non-financial assets	58	(431)
Increase in capital and other non-financial assets	1,513	6,111
Increase (decrease) in net liabilities	(3,660)	605
Investment and working capital changes:
Investment in commercial Crown corporations:
Decrease in retained earnings	(670)	349
Self-supported capital investments	1,939	4,343
Less: loan repayments and other accounting changes	(1,641)	(3,174)
Increase/(decrease) in investment in commercial Crown corporations	(372)	1,518
Decrease in cash and temporary investments	1,096	(3,073)
Increase in other working capital	1,290	2,310
Increase in Investment and working capital	2,014	755
Increase in financial statement debt	(1,646)	1,360
Decrease in sinking fund debt	(21)	(29)
Decrease in guarantees and non-guaranteed debt	(782)	(5)
Increase in total provincial debt	(2,449)	1,326

24 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2022/23	Forecast	Forecast	2022/23 Sensitivities
Personal income tax *	12,848	15,772	17,041
Current calendar year assumptions
Household income growth	3.6%	6.4%	6.4%	+/- 1 percentage point change in 2022 B.C. household
Employee compensation growth	6.0%	10.9%	10.9%	income growth equals +/- $100 to $120 million
Tax base growth	2.2%	5.0%	4.8%
Average tax yield	5.98%	6.26%	6.42%
Current-year tax	12,439	13,936	14,478
Prior year's tax assessments	470	470	510
Unapplied taxes	100	100	100
B.C. Tax Reduction	(180)	(209)	(198)
Non-refundable B.C. tax credits	(110)	(146)	(176)
Policy neutral elasticity **	0.9	1.0	0.9	+/- 0.5 change in 2022 B.C. policy neutral elasticity
Fiscal year assumptions				equals +/- $210 to $230 million
Prior-year adjustment	-	1,422	2,123
2021 Tax-year	2021 Assumptions
Household income growth	4.9%	5.3%	5.5%	+/- 1 percentage point change in 2021
Tax base growth	3.1%	7.4%	9.0%	B.C. household or taxable income
Average 2021 tax yield	5.92%	6.20%	6.37%	growth equals +/- $140 to $160 million
2021 tax	12,056	13,156	13,706	one-time effect (prior-year adjustment)
2020 & prior year's tax assessments	460	460	490	and could result in an additional +/- $110 to $130 million
Unapplied taxes	100	100	100	base change in 2022/23
B.C. Tax Reduction	(195)	(195)	(185)
Non-refundable B.C. tax credits	(110)	(146)	(176)
Policy neutral elasticity **	0.7	2.5	3.2
* Reflects information as at November 8, 2022
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).
Corporate income tax *	5,501	7,314	10,122
Components of revenue (fiscal year)
Installments – subject to general rate	5,318	6,714	8,387
Installments – subject to small business rate	322	381	427
Non-refundable B.C. tax credits	(132)	(148)	(232)
Advance installments	5,508	6,947	8,582
Prior-year settlement payment	(7)	367	1,540
Current calendar year assumptions
National tax base ($ billions)	406.0	629.0	608.0	+/- 1% change in the 2022 national tax base
B.C. installment share of national tax base	14.4%	11.5%	14.0%	equals +/- $50 to $60 million
Effective percentage tax rates (% general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to the
small business rate	26.7%	25.7%	24.0%	+/- 1 percentage point change in the 2022 small
B.C. tax base growth (post federal measures)	1.4%	10.7%	10.6%	business share equals -/+ $50 to $70 million
B.C. net operating surplus growth	0.8%	20.7%	20.7%

2021 Tax-year	2021 Assumptions
B.C. tax base growth (post federal measures)	8.9%	15.8%	34.8%
Share of the B.C. tax base subject to
small business rate	27.0%	26.0%	24.3%	+/- 1% change in the 2021 B.C. tax base
B.C. net operating surplus growth	13.6%	19.4%	26.3%	equals +/- $40 to $60 million one-time effect
Gross 2021 tax	5,388	5,784	6,830	(prior-year adjustment) and could result in an
Prior-year settlement payment	(7)	367	1,540	additional installments payments of
Prior years losses/gains (included in above)	(250)	(250)	(50)	+/- $60 to $80 million in 2022/23
Non-refundable B.C. tax credits	(125)	(147)	(220)
* Reflects information as at November 8, 2022
Cash received from the federal government is used as the basis for estimating revenue. Due to lags in the federal collection and installment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2022/23 installments from the federal government reflects two-third of payments related to the 2022 tax year (paid during Apr-July 2022 and adjusted in Sept and Dec) and one-third of 2023 payments.
Installments for the 2022 (2023) tax year are based on B.C.'s share of the national tax base for the 2021 (2022) tax year and a forecast of the
2022 (2023) national tax base. B.C.'s share of the 2020 national tax base was 14.1%, based on tax assessments as of December 31, 2021.
Cash adjustments for any under/over payments from the federal government in respect of 2021 will be received/paid on March 31, 2023.

ð

Second Quarterly Report 2022/23	| 25

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2022/23	First Quarter Forecast	Second Quarter Forecast	2022/23 Sensitivities
Employer health tax	2,257	2,500	2,600
Employee compensation growth	6.0%	10.9%	10.9%	+/- 1 percentage point change in the 2022 employee
				compensation growth equals up to +/- $25 million
Provincial sales tax	9,009	9,383	9,497
Provincial sales tax base growth (fiscal year)	4.7%	7.2%	7.2%	+/- 1 percentage point change in the
Calendar Year nominal expenditure				2022 consumer expenditure growth
Consumer expenditures on durable goods	3.4%	-2.6%	-2.6%	equals up to +/- $20 to $30 million
Consumer expenditures on goods and services	8.1%	9.4%	9.4%
Business investment	3.9%	8.0%	8.0%
Other	3.3%	17.2%	17.2%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the
Consolidated Revenue Fund	9,002	9,376	9,490	2022 business investment growth
BC Transportation Financing Authority	7	7	7	equals up to +/- $10 to $20 million
Fuel and carbon taxes	3,362	3,312	3,292
Calendar Year
Real GDP	4.0%	3.2%	3.2%
Gasoline volumes	0.0%	0.0%	2.0%
Diesel volumes	3.0%	3.0%	3.0%
Natural gas volumes	2.0%	2.0%	-1.0%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	50	50	50
Natural gas (cents/gigajoule)	248.30 ¢	248.30 ¢	248.30 ¢
Gasoline (cents/litre)	11.05 ¢	11.05 ¢	11.05 ¢
Light fuel oil (cents/litre)	13.01 ¢	13.01 ¢	13.01 ¢
Components of revenue *
Consolidated Revenue Fund	566	566	566
BC Transit	18	18	18
BC Transportation Financing Authority	467	467	467
Fuel tax revenue	1,051	1,051	1,051
Carbon tax revenue	2,311	2,261	2,241
Property taxes	3,173	3,245	3,245
Calendar Year
Consumer Price Index	2.9%	7.0%	7.0%	+/- 1 percentage point change in 2022 new
Housing starts (units)	38,022	39,000	39,000	construction & inflation growth equals up to +/- $30
Home owner grants (fiscal year)	892	892	892	million in residential property taxation revenue
Components of revenue
Residential (net of home owner grants)	1,261	1,330	1,330
Speculation and vacancy	80	90	90
Non-residential	1,448	1,442	1,442	+/- 1% change in 2022 total
Rural area	134	139	139	business property assessment
Police	37	30	30	value equals up to +/- $20 million
BC Assessment Authority	103	106	105	in non-residential property
BC Transit	110	108	109	taxation revenue
Other taxes	3,920	3,930	3,530
Calendar Year
Population	1.9%	1.8%	1.8%
Residential sales value	-19.6%	-27.9%	-27.9%
Real GDP	4.0%	3.2%	3.2%
Nominal GDP	5.8%	11.6%	11.6%
Components of revenue				+/- 1% change to 2022 residential
Property transfer	2,500	2,500	2,200	sales value equals +/- $30 million
Additional Property Transfer Tax (included in above)	104	104	80	in property transfer revenue,
Tobacco	760	715	600	depending on property values
Insurance premium	660	715	730

ð

26 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2022/23	Forecast	Forecast	2022/23 Sensitivities
Energy, sales of Crown land tenures,
metals, minerals and other *	1,752	4,041	3,831
Natural gas price				+/- $0.25 change in the natural gas
Plant inlet, $C/gigajoule	2.09	4.61	4.17	price equals +/- $130 to $150 million,
Sumas, $US/MMBtu	3.09	5.15	4.78	including impacts on production
Natural gas production volumes				volumes and royalty program
Billions of cubic metres	62.4	62.2	65.0	credits, but excluding any
Petajoules	2,588	2,581	2,697	changes from natural gas liquids
Annual per cent change	3.7%	3.0%	7.6%	revenue (e.g. butane, pentanes)
				Sensitivities can also vary
Oil price ($US/bbl at Cushing, OK)	70.66	101.29	94.38	significantly at different price levels
				+/- 1% change in natural gas
Auctioned land base (000 hectares)	7	11	11	volumes equals +/- $9 million
Average bid price/hectare ($)	275	200	200	in natural gas royalties
Cash sales of Crown land tenures	2	2	2	+/- 1 cent change in the exchange rate
Metallurgical coal price ($US/tonne, fob Australia)	202	349	320	equals +/-$1 million in natural gas royalties
Copper price ($US/lb)	3.95	4.22	3.70
Annual electricity volumes set by treaty	3.8	3.8	3.8	+/- $10/bbl change in petroleum price
(million mega-watt hours)				equals +/- $5 million in petroleum royalties
Mid-Columbia electricity price	57.50	84.91	82.63	+/- 14% change in natural gas liquids
($US/mega-watt hour)				(equivalent to +/- $10/bbl oil price) prices
				equals +/- $70 to $80 million in natural gas
Exchange rate (US¢/C$, calendar year)	79.9	78.2	76.8	liquids royalties
Components of revenue
Bonus bid auctions:				+/- US$20 change in the average
Deferred revenue	81	81	81	metallurgical coal price
Current-year cash (one-tenth)	-	-	-	equals +/- $50 to $80 million
Fees and rentals	49	50	50	+/- 10% change in the average
Total bonus bids, fees and rentals	130	131	131	Mid-Columbia electricity price
Natural gas royalties after deductions and allowances	911	2,599	2,423	equals +/- $26 million
Petroleum royalties	30	49	49
Columbia River Treaty electricity sales	257	394	403	Based on a recommendation
Oil and Gas Commission fees and levies	65	66	66	from the Auditor General to be
Coal, metals and other minerals revenue:				consistent with generally
Coal tenures	8	8	8	accepted accounting principles,
Net coal mineral tax	212	642	642	bonus bid revenue recognition
Net metals and other minerals tax	61	74	30	reflects ten-year deferral of
Recoveries relating to revenue sharing payments to First Nations	60	60	60	cash receipts from the sale of Crown land tenures
Miscellaneous mining revenue	18	18	19
Total coal, metals and other minerals revenue	359	802	759
Gross royalties prior to deductions and allowances
Gross natural gas revenue	1,268	3,135	2,977
Gross natural gas liquids royalties revenue	766	1,066	994
Royalty programs and infrastructure credits
Deep drilling	(778)	(1,150)	(1,110)
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(85)	(119)	(120)
Total	(863)	(1,269)	(1,230)
Implicit average natural gas royalty rate	16.9%	21.9%	21.6%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.
Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.
* Reflects information as at October 28, 2022.

ð

Second Quarterly Report 2022/23	| 27

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2022/23	Forecast	Forecast	2022/23 Sensitivities
Forests *	1,121	1,515	1,733
Prices (calendar year average)				+/- US$50 change in SPF
SPF 2x4 ($US/thousand board feet)	575	850	805	price equals +/- $100 to $150 million

Crown harvest volumes (million cubic metres)
Interior	31.4	31.4	30.9	+/- 10% change in Interior
Coast	8.6	8.6	9.1	harvest volumes equals
Total	40.0	40.0	40.0	+/- $70 to $80 million
B.C. Timber Sales (included in above)	6.5	6.5	6.5	+/- 10% change in Coastal
Stumpage rates ($Cdn/cubic metre)				harvest volumes equals +/- $20 to $30 million
Total stumpage rates	25.04	29.87	34.31	+/- 1 cent change in exchange rate
				equals +/- $20 to $30 million in stumpage revenue
Components of revenue
Timber tenures (net of revenue sharing recoveries)	715	853	971
Recoveries relating to revenue sharing payments to First Nations	46	101	101
B.C. Timber Sales	260	260	320	The above sensitivities relate
Logging tax	60	260	300	to stumpage revenue only.
Other CRF revenue	30	30	30
Recoveries 10	10	11	11
* Reflects information as at October 28, 2022

Other natural resource	514	529	520
Components of revenue
Water rental and licences*	441	456	447	+/- 5% change in water power production
Recoveries	50	50	50	equals +/- $20 to $25 million
Angling and hunting permits and licences	10	10	10
Recoveries	13	13	13
* Water rentals for power purposes are indexed to Consumer Price Index.

Total natural resource recoveries relating to				Revenue sharing from natural gas royalties, mineral tax
revenue sharing payments to First Nations	118	173	173	and forest stumpage revenues.

Other revenue	9,991	9,859	9,856
Components of revenue
Fees and licences
Motor vehicle licences and permits	614	618	614
International student health fees	70	70	70
Other Consolidated Revenue Fund	449	465	477
Summary consolidation eliminations	(16)	(15)	(15)
Ministry vote recoveries	190	190	190
Taxpayer-supported Crown corporations	192	206	213
Post-secondary education fees	2,679	2,714	2,656
Other healthcare-related fees	437	474	483
School Districts	271	271	271
Investment earnings
Consolidated Revenue Fund	95	64	68
Fiscal agency loans & sinking funds earnings	944	922	928
Summary consolidation eliminations	(48)	(100)	(136)
Taxpayer-supported Crown corporations	27	30	33
SUCH sector agencies	280	255	290
Sales of goods and services
SUCH sector agencies	987	756	938
BC Infrastructure Benefits Inc	227	179	163
Other taxpayer-supported Crown corporations	205	394	217
Miscellaneous	2,388	2,366	2,396

ð

28 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

Revenue Source and Assumptions ($ millions unless otherwise specified)	Budget Estimate 2022/23	First Quarter Forecast	Second Quarter Forecast	2022/23 Sensitivities
Health and social transfers	8,363	8,620	8,613
National Cash Transfers
Canada Health Transfer (CHT)	45,208	45,208	45,208
Annual growth	4.8%	4.8%	4.8%
Canada Social Transfer (CST)	15,938	15,938	15,938
B.C.'s share of national population (June 1)	13.68%	13.65%	13.66%	+/- 0.1 percentage point change in B.C.'s population share equals +/- $60 million
B.C. health and social transfers revenue
CHT	6,183	6,172	6,176
CST	2,180	2,176	2,177
Prior-year adjustments:
CHT	-	-	(9)
CST	-	-	(3)
CHT top up - reduce or eliminate back-logs of medical and surgical procedures	-	272	272
Other federal contributions	2,977	3,978	3,937
Components of revenue
COVID-19 related funding:
Safe Restart Agreement - funding to transit and municipalties	-	102	102
Safe Return to Class Fund - top up for safe indoor air	-	12	12
Financial Assistance Agreement to Support Closure and Restoration of Oil and Gas Sites in British Columbia	40	62	62
Total	40	176	176
Disaster Financial Assistance Arrangements	28	856	823
B.C.'s share of the federal cannabis excise tax	70	70	70
Low Carbon Economy Leadership Fund	2	2	-
Other Consolidated Revenue Fund	222	221	222
Vote Recoveries:
Labour Market Development Agreement	345	345	345
Labour Market and Skills Training Program	124	124	124
Home Care	82	82	82
Mental Health	82	82	82
Child Care *	464	464	464
Child Safety, Family Support, Children in Care and with special needs	83	83	83
Public Transit	82	82	82
Local government services and transfers	195	195	195
Other recoveries	155	155	155
Taxpayer-supported Crown corporations	278	296	301
Post-secondary institutions	603	617	609
Other SUCH sector agencies	122	128	124
* This includes recovery amounts provided under two agreements with the Government of Canada: the Canada-Wide Early Learning and Childcare agreement and the Early Learning and Childcare agreement.
Service delivery agency direct revenue	8,518	8,553	8,531
School districts	678	693	696
Post-secondary institutions	4,856	4,801	4,778
Health authorities and hospital societies	1,051	1,120	1,105
BC Transportation Financing Authority	562	563	566
Other service delivery agencies	1,371	1,376	1,386

ð

Second Quarterly Report 2022/23	| 29

Updated Financial Forecast

Table 1.14 Material Assumptions – Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2022/23	Forecast	Forecast	2022/23 Sensitivities
Commercial Crown corporation net income	3,764	3,856	3,280
BC Hydro	712	712	712	Sensitivities impacts shown below are before regulatory
				account transfers
Reservoir water inflows	100%	102%	102%	+/-1% in hydro generation equals +/- $30 million
Mean gas price	4.07	9.07	9.07	+/-10% equals +/-$1.0 million
(Sumas, $US/MMbtu – BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices (Mid-C, $US/MWh)	51.18	96.72	96.72	+/-10% change in electricity/gas trade income equals
				+/- $30 million

ICBC	327	327	(298)
Vehicle growth	2.0%	2.0%	0.6%	+/-1% equals +/-$53 million
Current claims cost percentage change	14.5%	39.3%	32.3%	+/-1% equals +/-$39 million
Unpaid claims balance ($ billions)	11.9	11.8	12.6	+/-1% equals +/-$126 to $137 million
Investment return	3.1%	3.3%	-0.9%	+/-1% return equals +/-$190 to $205 million
Loss ratio	86.7%	86.7%	84.3%

30 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense

Ministry Programs and Assumptions	Budget	First	Second
	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2022/23	Forecast	Forecast	2022/23 Sensitivities
Advanced Education and Skills Training	2,613	2,613	2,613
Student spaces in public institutions	205,148	205,148	205,148	Student enrolments may fluctuate due to a number of factors including economic changes and labour market needs.

Attorney General	1,374	1,377	1,374
New cases filed/processed	242,000	242,000	242,000	The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.
(# for all courts)

Crown Proceeding Act (CPA)	25	28	28	The number of new cases and the difference between estimated settlements and actual settlements and in some cases, the impact of potential legislative changes.

Children and Family Development	1,742	1,742	1,742
Average children-in-care caseload (#)	4,852	4,843	4,843	The average number of children-in-care is decreasing as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% increase in the cost per case or a 1% increase in the average caseload will affect expenditures by $2.5 million (excluding Delegated Aboriginal Agencies).

Average annual residential cost per child in care ($)	105,337	105,444	105,444

Education and Child Care	8,217	8,217	8,217
Public School Enrolment (# of FTEs)	584,227	585,355	585,355	Updated forecast enrolment figures are based on submissions from school districts of their actual enrolment as at September 30, 2021 for the 2021/22 school year, including February and May enrolment counts.
School age (K–12)	558,717	559,829	559,829
Continuing Education	1,062	1,061	1,061
Distributed Learning (online)	14,607	14,628	14,628
Summer	7,279	7,279	7,279
Adults	2,562	2,557	2,557

Forests	832	1,061	1,056
BC Timber Sales	207	207	207	Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	194	423	418	Costs are driven by length of season and severity of weather conditions, severity of fires, proportion of interface fires and size of fires. Costs have ranged from a low of $47 million in 2006 to a high of $809 million in 2021.

Health	25,456	25,456	25,456
Pharmacare	1,514	1,514	1,514	A 1% change in PharmaCare utilization or prices affects costs by approximately $13 million.

Medical Services Plan (MSP)	6,069	6,069	6,069	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $35 million.

Regional Services	17,540	17,540	17,540

Second Quarterly Report 2022/23	| 31

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions	Budget	First	Second
	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2022/23	Forecast	Forecast	2022/23 Sensitivities
Public Safety and Solicitor General	1,394	1,394	1,394
Policing, Victim Services and Corrections	807	807	807

Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	436	436	436	For authorized expenditures under the EPA, including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs.

Social Development and Poverty Reduction	4,456	4,456	4,456
Temporary Assistance	47,300	53,178	53,178	The expected-to-work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.
annual average caseload (#)

Disability Assistance	121,900	120,324	120,324	The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.
annual average caseload (#)

Adult Community Living:
Developmental Disabilities Programs

The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.

Average caseload (#)	23,370	23,380	23,380
Average cost per client ($)	52,400	53,200	53,200
Personal Supports Initiative (PSI)
Average caseload (#)	2,960	2,940	2,940
Average cost per client ($)	14,700	15,700	15,700

32 |	Second Quarterly Report 2022/23

Updated Financial Forecast

Table 1.15 Material Assumptions – Expense (continued)

Ministry Programs and Assumptions	Budget	First	Second
	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2022/23	Forecast	Forecast	2022/23 Sensitivities
Tax Transfers	2,044	2,121	2,213
Individuals	987.0	1,021.0	1,157.0
Climate Action Tax Credit	363.0	363.0	363.0	These tax transfers are now expensed as required under generally accepted accounting principles.
BC Family Benefit*	425.0	425.0	425.0
Sales Tax	50.0	50.0	35.0
Small Business Venture Capital	33.0	33.0	44.8
BC Senior's Home Renovation	3.0	3.0	3.0
Other tax transfers to individuals	113.0	147.0	286.2	Changes in 2021 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2022/23. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.
Corporations	1,057.0	1,100.0	1,056.0
Film and Television	120.0	120.0	120.0
Production Services	714.8	759.5	624.0
Scientific Research & Experimental Development	97.3	97.3	83.8
Interactive Digital Media	80.0	80.0	125.0
Mining Exploration	25.0	25.0	25.0
Other tax transfers to corporations	19.9	18.2	78.2

Prior-year adjustment (included above)**		18.8	82.8
Individuals
Corporations		8.3	(16.0)
2021 Tax-year	2021 Assumptions
Tax Transfers	1,952.0	1,967.0	1,993.0
Individuals	970.0	985.0	1,031.0
Corporations	982.0	982.0	962.0
Film and Television	110.0	110.0	110.0
Production Services	660.0	660.0	600.0
Scientific Research & Experimental
Development	91.0	91.0	85.0
Interactive Digital Media	80.0	80.0	100.0
Other tax transfers to corporations	41.0	41.0	67.0
*BC Child Opportunity Benefit now renamed to BC Family Benefit.
**2022/23 tax transfer forecast incorporates adjustments relating to prior years.
Management of Public Funds and Debt	1,378	1,263	1,187	Full year impact on MoPD on interest costs of a 1% change in interest rates equals $8.2 million; $100 million increase in debt level equals $3.9 million.
Interest rates for new provincial borrowing:
Short-term	0.97%	2.80%	3.16%
Long-term	3.03%	4.26%	4.16%
CDN/US exchange rate (cents)	124.9	128.2	132.3

Service delivery agency net spending	8,765	8,728	8,576
School districts	619	570	570
Post-secondary institutions	4,759	4,616	4,597
Health authorities and hospital societies	989	1,171	1,137	Agency expenses, net of Provincial funding. These are mainly funded through revenue from other sources.
BC Transportation Financing Authority	1,598	1,669	1,576
BC Infrastructure Benefits Inc	226	179	163
Other service delivery agencies	574	523	533

Second Quarterly Report 2022/23	| 33

Updated Financial Forecast

Table 1.16 Full-Time Equivalents (FTEs) 1

	Budget	Updated
	Estimate	Forecast		Actual
	2022/23	2022/23	Change	2021/22
Taxpayer-supported programs and agencies:
Ministries and special offices (CRF)	34,400	34,000	(400)	33,400
Service delivery agencies[2]	8,108	7,953	(155)	6,767
Total FTEs	42,508	41,953	(555)	40,167

[1]	Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.
[2]	Service delivery agency FTE amounts do not include SUCH sector staff employment.

34 |	Second Quarterly Report 2022/23

PART 2 | ECONOMIC REVIEW AND OUTLOOK 1

Summary

Since the First Quarterly Report, interest rates have risen faster than expected, inflation remains high, and most forecasters anticipate much slower growth in advanced economies next year. B.C. home sales have fallen to nearly half the level seen in January 2022 due to higher borrowing costs. Meanwhile, nominal consumer spending has been supported by higher prices. Export growth has shown signs of slowing, as commodity prices continue to fall, particularly for wood products. Nonetheless, the B.C. economy and labour market have been supported by the continued rebound in tourism, immigration, and spending on services as those sectors recover from the worst effects of the pandemic. The Ministry of Finance (Ministry) will update its economic outlook in Budget 2023 to reflect these latest developments.

The private sector outlook for B.C. in 2022 and 2023 has weakened since August, when the First Quarterly Report was developed (see Chart 2.1). As of November 8, 2022, the private sector now projects B.C.'s annual real GDP growth to be 2.8 per cent in 2022 and 0.5 per cent in 2023. Private sector analysts have downgraded the outlooks of all Canadian provinces since August. The reduction in the private sector outlook reflects persistent inflationary pressures and interest rates rising higher and more rapidly than expected. Growth among B.C.'s major trading partners is also projected to be lower next year.

Chart 2.1   Ministry’s Outlook for B.C. Compared to Private Sector

In preparation for Budget 2023, the Minister of Finance will meet with members of the independent Economic Forecast Council on December 5, 2022 to obtain their views on the economic outlook. A revised economic forecast will be developed by the Ministry and published in Budget 2023.

1       Reflects data available as of November 8, 2022, unless otherwise indicated.

Second Quarterly Report 2022/23	| 35

Economic Review and Outlook

British Columbia Economic Activity

B.C.’s economy in 2022 continues to recover from the worst effects of the pandemic, but the recovery has been uneven and held back by high inflation and rising interest rates. Supply-chain disruptions that originated during the pandemic have eased somewhat, but continue to weigh on economic activity. Year-to-date data indicates strong growth in exports, manufacturing shipments, and non-residential building permits, as well as solid employment growth despite softening business confidence. Meanwhile, the effect of higher interest rates has led to lower year-to-date home sales and slower retail sales growth.

Table 2.1 British Columbia Economic Indicators

	Second Quarter	Third Quarter	Year-to-date
	Apr. to Jun. 2022	Jul. to Sep. 2022	Jan. to Sep. 2022
	change from	change from	change from
All data seasonally adjusted, per cent change	Jan. to Mar. 2022	Apr. to Jun. 2022	Jan. to Sep. 2021
Employment	+0.6	-0.1	+3.5
Manufacturing shipments[1]	+0.5	-1.0	+9.2
Exports	+13.6	-9.9	+27.6
Retail sales[1]	+2.6	+1.2	+2.5
Consumer price index[2]	+7.6	+7.7	+6.8
Housing starts	+42.0	+0.3	-7.1
Residential sales units	-26.2	-24.0	-31.1
Residential average sale price	-5.2	-3.5	+10.1
Non-residential building permits	-30.8	-5.8	+80.7

[1]	Data to August

[2]	Quarterly calculations for CPI are year-over-year, e.g. Second Quarter is Apr. to Jun. 2022 change from Apr. to Jun. 2021

Labour Market

The labour market in B.C. has been resilient to rising interest rates and a slowdown in housing activity so far this year. Overall, employment increased by 3.4 per cent year-to-date to October 2022 compared to the same period last year. The composition of jobs has improved as well, with 100,590 new full-time jobs on a year-to-date basis, offsetting a decline of 10,750 part-time jobs. Employment gains were concentrated in the private sector (+64,160 jobs), though large gains were also seen in the public sector (+23,880 jobs). Meanwhile, self-employed jobs increased moderately (+1,760 jobs). Job creation continued to reflect growth in the service sector (+79,270 jobs), which represents a large proportion of jobs in B.C. (81.7 per cent in 2021). Job gains were led by wholesale and retail trade (+26,390 jobs), health care and social assistance (+25,740 jobs), and information, culture, and recreation (+17,000 jobs). The goods sector grew more modestly (+10,570 jobs), where growth in construction (+10,830 jobs), agriculture (+4,790 jobs), and manufacturing (+3,080 jobs) offset declines in forestry, fishing, mining, oil, and gas (-4,880 jobs), and utilities (-3,300 jobs). Nonetheless, the recovery from the pandemic has been uneven, with employment well below February 2020 levels for some sectors such as accommodation and food services (-26,800 jobs) and business, building, and other support services (-17,200 jobs).

36 |	Second Quarterly Report 2022/23

Economic Review and Outlook

Employment among women has accounted for most of the gains in the labour market, reversing the job losses that disproportionately affected women during the pandemic. Of the total jobs created this year, women filled nearly 70 per cent, while representing approximately 48 per cent of the labour force. The disparity between women and men was the most acute for persons aged 15 to 24, where employment among women increased by 15,990 jobs year-to-date but fell by 4,550 jobs for men. Employment among women also represented 60.8 per cent of newly created full-time jobs.

B.C.'s unemployment rate was 4.2 per cent in October 2022, lower than the national average of 5.2 per cent and near historic lows. In the first ten months of 2022, the unemployment rate averaged 4.8 per cent, 1.9 percentage points lower than the same period last year. As with the rest of Canada, labour market conditions in B.C. remained tight. Job vacancies have risen 38.5 per cent between the second quarter of 2021 and the second quarter of 2022, driven by the accommodation and food services and construction sectors.

Chart 2.2   B.C. Employment

B.C. employment (thousands, sa)

The size of B.C.'s labour force grew by 1.3 per cent on a year-to-date basis. Underlying this increase was a higher rate of growth for women entering the labour force (+2.6 per cent) compared to men (+0.2 per cent). The labour force participation rate has slowly trended lower since March 2021, reaching 64.9 per cent in October 2022, but remained near the pre-pandemic historical average. While the prime-age (25-54 age group) labour force participation rate has risen above its historical average, the participation rate among the 55+ age group, who account for about 20 per cent of the labour force, has fallen below its pre-pandemic average.

Employee compensation (aggregate wages, salaries, and employers' social contributions) in B.C. has risen 12.3 per cent year-to-date to June 2022 compared to the same period of 2021, reflecting job gains and a tight labour market. Meanwhile, the average hourly wage rate was up 4.0 per cent so far this year compared to the first ten months of 2021. On average, wages grew slower than the consumer price index for B.C., which increased by 6.8 per cent over a similar period.

Second Quarterly Report 2022/23	| 37

Economic Review and Outlook

Consumer Spending and Inflation

Following rapid annual growth in 2021, nominal retail sales growth in B.C. has softened, rising by just 2.5 per cent year-to-date to August 2022 compared to the same period of last year. Moreover, inflation pressures pointed to weaker sales volumes, as consumer prices were up 6.6 per cent over the same period. Higher year-to-date retail sales were concentrated in spending at gasoline stations (+23.0 per cent), clothing and clothing accessories stores (+15.8 per cent), and general merchandise stores (+8.3 per cent). Meanwhile, declines in spending were led by motor vehicle and parts dealers (-4.9 per cent) and building material and garden equipment and supplies dealers (-10.9 per cent). Private sector economists expect growth of household spending on goods to soften further as rising interest rates impact house prices and household wealth.

Sales at food services and drinking places in B.C., a component of the service sector, increased 26.9 per cent year-to-date to August 2022 compared to the same period last year. Nominal sales at food services and drinking places were higher than pre-pandemic levels, reflecting rising prices and strong demand following the lifting of pandemic restrictions earlier in the year.

Chart 2.3 B.C. Retail Sales

The Conference Board of Canada's consumer confidence index for B.C. averaged 100.4 points in the first ten months of 2022, 28.7 points lower than the same period of 2021. The index has fallen to levels not seen since 2012, excluding the lows seen at the beginning of the pandemic, reflecting consumers' concerns about affordability due to elevated inflation. The Bank of Canada's latest Canadian Survey of Consumer Expectations released in October 2022 found similar concerns about inflation and household finances. Notably, over 80 per cent of surveyed Canadian consumers reported reducing their spending or changing their shopping habits to adjust to higher prices.

Prices in B.C. remain elevated due to a confluence of global and domestic factors. The year-over-year (y/y) growth rate of the B.C. Consumer Price Index (CPI) jumped to its highest rate since 1982 in May, reaching 8.1 per cent, but has since edged down to 7.7 per cent in September. On average, CPI inflation in the first nine months of 2022 was 6.8 per cent. Elevated inflation this year primarily reflected price increases for shelter (+7.7 per cent), transportation (+10.1 per cent), and food (+7.6 per cent). Lower production capacity and shutdowns overseas at the height of the pandemic led to persistent supply-chain disruptions, which drove up the cost of goods, particularly for new vehicles. At the same time, the economic recovery from the worst impacts of the pandemic led to strong demand for goods, services, and labour. Most recently, Russia's invasion of Ukraine has put upward pressure on global food and gasoline prices. Domestically, robust housing activity in the last two years, along with higher interest rates this year, have propelled shelter costs higher.

38 |	Second Quarterly Report 2022/23

Economic Review and Outlook

Chart 2.4   B.C. Inflation

Housing

Housing market activity across B.C. continues to slow as markets adjust to rising interest rates. Monthly home sales have declined for eight consecutive months as of September and are below the ten-year historical average. Year-to-date to September, MLS home sales decreased 31.1 per cent compared to the same period in 2021. Sales declined in most regions, including in the four largest: Fraser Valley (-41.0 per cent), Victoria (-30.1 per cent), Greater Vancouver (-29.6 per cent), and Okanagan-Mainline (-27.9 per cent).

The MLS average home sale price has softened, falling 9.7 per cent from February 2022 to reach an average price of $957,157 in September. This recent downward trend reflected less demand due to higher mortgage rates, fading trends that drove demand for larger dwellings by remote workers, and a more balanced sales-to-new listings ratio. Despite the recent decline, house prices remain elevated, reflecting large price gains leading up to February. Overall, the year-to-date to September MLS average home sale price was 10.1 per cent higher than the same period of 2021, with double-digit growth in most regions.

Second Quarterly Report 2022/23	| 39

Economic Review and Outlook

Chart 2.5   B.C. Home Sales and Price

Regional MLS composite benchmark house prices (which incorporate benchmark attributes by dwelling type in each region) for Greater Vancouver and the Fraser Valley were 13.5 per cent and 25.5 per cent higher year-to-date to September, respectively, compared to the same period in 2021. Double-digit price increases were observed across all major regions for all dwelling types.

Chart 2.6   Greater Vancouver HPI Benchmark Price

40 |	Second Quarterly Report 2022/23

Economic Review and Outlook

So far this year, rising interest rates have had a smaller impact on home construction compared to the impact on MLS home sales. B.C. housing starts were down 7.1 per cent year-to-date to September. According to a recent Canada Mortgage and Housing Corporation report, higher costs and labour shortages have held back housing projects somewhat. However, at 45,486 annualized units in the first nine months of the year, housing starts remained well above the ten-year historical average. Building permits, a leading indicator of home construction, also indicated continued strength in the residential construction sector, rising 30.6 per cent year-to-date to September. While elevated prices have contributed to some of this increase in permit values, the number of dwelling units permitted increased 13.9 per cent over this period, driven by a year-to-date rise in multiple-dwelling permits offsetting a decline in single-dwelling unit permits.

Chart 2.7   B.C. Housing Starts

Business

Non-residential construction permitting has increased substantially so far this year. The total value of non-residential building permits jumped by 80.7 per cent year-to-date to September compared to the same period last year. The increase was broad-based, but primarily driven by permit issuance for St. Paul's Hospital in February, leading the institutional and governmental buildings category to rise 216.3 per cent year-to-date. Year-to-date permit issuance also increased for commercial buildings (+42.1 per cent) and industrial buildings (+23.9 per cent).

Small business confidence in B.C. has weakened so far this year, falling below 50 in September, indicating most small business owners expect weaker performance over the next year. Year-to-date to October, the Canadian Federation of Independent Business' 12-month small business confidence index for B.C. averaged 57.0, down 10.0 points compared to the same period last year. In October, most respondents across Canada cited shortages of both skilled and unskilled workers as factors limiting their ability to increase sales and production.

Second Quarterly Report 2022/23	| 41

Economic Review and Outlook

B.C.'s tourism sector continued to rebound this year from the impacts of the pandemic. The number of international travelers entering B.C. has increased almost eight-fold year-to-date to August compared to the same period last year, but this is largely a reflection of low levels due to travel restrictions in 2021. The 502,960 travelers entering B.C. in August was below the 700,000 travelers usually seen in an average month prior to the pandemic. The sector has faced challenges such as reduced business travel, higher costs, and labour shortages, disrupting the industry's economic recovery.

External Trade and Commodity Markets

Mainly due to strength earlier in the year, provincial merchandise exports were up by 27.6 per cent in the first nine months of 2022 compared to the same period of 2021. Year-to-date gains were broad-based, but energy product exports (+88.6 per cent) accounted for nearly 85 per cent of the increase due to high prices for coal and natural gas. Electronic and electrical equipment and parts exports (+40.0 per cent), consumer goods exports (+16.6 per cent), and metal and non-metallic mineral product exports (+17.3 per cent) also posted strong gains in the first nine months of the year compared to the same period last year. Meanwhile, exports of forestry products and building and packaging materials, which typically make up around 30 per cent of B.C.'s total annual exports, fell by 4.1 per cent year-to-date to September due to weakening demand and prices.

Merchandise exports to the U.S. increased by 28.0 per cent on a year-to-date basis, accounting for over half (57.2 per cent) of B.C.'s total goods exports over this period, while total goods exports to non-U.S. destinations increased by 27.1 per cent. Energy product exports were a main driver of higher exports for all destinations.

Chart 2.8   B.C. Exports

B.C.’s manufacturing shipments grew by 9.2 per cent year-to-date to August 2022 compared to the same period of 2021 as increases in shipments of food products (+11.8 per cent) and machinery (+20.3 per cent) outpaced a decline in shipments of wood products (-6.9 per cent).

42 |	Second Quarterly Report 2022/23

Economic Review and Outlook

Commodity prices have been elevated so far this year due to strong demand, persistent supply-chain disruptions, and the outbreak of the Russia-Ukraine war, but have since come down from their recent highs. The price of Western spruce-pine-fir (SPF) 2x4 lumber averaged $874 US/000 board feet during the January to October period of 2022, a historically high level, as sawmills in B.C. reported uncertainty of fibre supply, supply chain bottlenecks, and transportation shortages. More recently, SPF 2x4 lumber averaged $463 US/000 board feet in October 2022, much lower than the recent high of $1,403 US/000 board feet reported in March, reflecting the impact of higher interest rates on housing market and construction activity in the U.S.

While oil and gas prices remain elevated, they have declined from the peaks seen this summer after sanctions against Russia drew millions of barrels of oil from the market. In the first ten months of 2022, the West Texas Intermediate (WTI) price averaged $97.66 per barrel, an increase of 46.9 per cent from the same period of 2021. The plant inlet price of natural gas averaged $3.77 C/GJ in the first ten months of this year, 88.8 per cent higher than the same period of 2021. Based on the World Bank's energy price index which includes coal, natural gas, and crude oil, energy prices have risen 76.0 per cent year-to-date to September. However, the World Bank expects energy prices to decline by 11.2 per cent in 2023 largely because of weaker global growth.

Although falling in recent months, many base metal and mineral prices soared earlier this year due to Russia's prominent role as a global metal and mineral exporter. The average metallurgical coal price nearly doubled (+94.1 per cent), while molybdenum rose 17.7 per cent and zinc rose 21.7 per cent year-to-date to October compared to the same period of 2021. Price gains for gold were muted (+0.5 per cent), while prices for lead (-1.1 per cent), copper (-3.3 per cent), and silver (-15.0 per cent) fell in the first ten months of 2022 compared to the same period of 2021.

Demographics

B.C.'s population on July 1, 2022 was 5.32 million people, up by 2.2 per cent from the same date in 2021. During the January to June period of 2022, the province welcomed 69,731 net migrants, an increase of 55.0 per cent compared to the same period of 2021. The underlying increase in immigration in the first half of 2022 was due to higher net international migration (from +26,508 persons to +62,621 persons), as the Canadian government increased their national immigration targets and ramped up application processing in 2022. However, net interprovincial migration was lower compared to the first half of 2021 (from +18,466 persons to +7,110 persons).

Second Quarterly Report 2022/23	| 43

Economic Review and Outlook

Risks to the Economic Outlook

Downside risks to B.C.’s economic outlook include the following:

•	persistent high inflation reducing affordability, particularly for housing, leading to interest rates rising faster than anticipated, weighing on consumer spending and business borrowing;

•	aging demographics leading to tight labour market conditions (an imbalance of the supply and demand of workers) and elevated job vacancies;

•	supply-chain disruptions due to lockdowns and restrictions associated with new COVID-19 variants of concern and outbreaks in B.C., Canada, or among B.C.’s trading partners;

•	climate-related disasters disrupting the lives and livelihoods of British Columbians, destroying productive capital, and impacting economic activity;

•	geopolitical conflict weighing on global trade and commodity markets, as well as broader economic challenges in Europe and Asia;

•	a stronger U.S. dollar making imports more expensive, adding to already-elevated inflation pressures;

•	lower prices for B.C.’s major commodity exports, particularly for lumber, pulp, natural gas, and coal; and

•	timing of investment and hiring related to the LNG Canada project, similar to the risks that exist for other major capital projects.

External Outlook

The external outlook has weakened for many of B.C.’s major trading partners due to prolonged high inflation and rising interest rates. Tighter financial conditions have slowed consumer spending and lowered housing market activity in North America. In Europe, higher prices, stoked by supply-chain disruptions due to the war in Ukraine, are weighing on consumer spending and production. Concerns have escalated over Europe’s energy supply heading into winter after Russia’s closure of the Nord Stream pipeline triggered a spike in gas prices. China announced new monetary and fiscal stimulus measures to mitigate weaker growth amid its property market slowdown and recurring COVID-19 lockdowns. In addition, most countries have seen sharp currency depreciation against the US dollar, leading to higher import prices and making dollar-denominated debt more expensive overseas.

United States

Economic activity in the U.S. advanced in the July to September (third) quarter of 2022 after contracting over the first half of 2022. U.S. real GDP rose by an annualized rate of 2.6 per cent in the third quarter, following an annualized decline of 0.6 per cent in the second quarter. Third quarter growth was led by continued strength in exports and increased consumer spending on services, which were partly offset by a sharp decline in residential investment as housing market activity weakened.

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Chart 2.9   U.S. Real GDP

The U.S. labour market remained tight so far this year, with both employment and the unemployment rate finally returning to their pre-pandemic (February 2020) levels. Year-to-date to October, employment was 6.2 million jobs (+4.3 per cent) above the January to October period of last year. The unemployment rate was 3.7 per cent in October 2022 and was 2.0 percentage points lower on average in the first ten months of 2022 compared to the same period in 2021. However, the U.S. labour force participation rate was 62.2 per cent in October 2022, 1.2 percentage points lower than February 2020, putting additional strain on a tight labour market. Meanwhile, elevated job vacancies supported steady wage growth.

Despite slower homebuilding activity in recent months, the pace of construction continued to trend above the ten-year historical average. U.S. housing starts rose by 1.8 per cent year-to-date to September 2022 compared to the same period of 2021, while the number of residential building permits edged up 0.4 per cent over the same period.

Chart 2.10 U.S. Housing Starts

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Economic Review and Outlook

Similar to B.C. and Canada, U.S. home sales activity has moderated in 2022 compared to last year. Year-to-date to September 2022, sales of existing homes fell by 11.5 per cent and sales of new homes declined 14.2 per cent compared to the same period last year. While prices of existing homes moderated somewhat since the summer, home prices remain elevated. Year-to-date to September, the median sales price for existing homes rose 12.5 per cent while the median price for new homes rose 16.2 per cent compared to the first nine months of 2021.

Year-to-date to September 2022, U.S. nominal retail sales were up by 10.0 per cent compared to the first nine months of 2021. However, inflation was up 8.3 per cent on average over the same period, indicating that retail sales growth in real (volume) terms was modest. Underlying the headline year-to-date sales figures were broad-based gains across most major retailers, led by gasoline stations, food and beverage stores, and non-store retailers. Meanwhile in September 2022, year-over-year inflation increased by 8.2 per cent as food and shelter inflation continued to move higher.

U.S. consumer confidence has trended lower since the second half of 2021, weighed down by concerns over inflationary pressures. The Conference Board consumer confidence index averaged 104.4 year-to-date to October 2022, down 8.2 points compared to the same period in 2021.

U.S. merchandise exports reached an all-time high in 2022, supported by price gains. Year-to-date to September 2022, the value of U.S. merchandise exports increased by 22.3 per cent, boosted by strong exports of petroleum.

Chart 2.11   Consensus Outlook for the U.S. in 2022

In October 2022, the Consensus survey projected U.S. economic growth of 1.7 per cent in 2022, 0.4 percentage points lower from the July 2022 Consensus survey, which was cited in the First Quarterly Report. For 2023, Consensus forecasts growth of 0.2 per cent, which is 0.8 percentage points lower than the July 2022 Consensus survey. These downgrades reflect the combined effects of rising interest rates and persistent high inflation on economic activity in the U.S.

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Canada

The Canadian economy grew by 3.3 per cent (annualized) in the second quarter of 2022, following an increase of 3.1 per cent (annualized) in the January to March (first) quarter of 2022. GDP growth in the second quarter was driven by increases in household spending on services, business investment in machinery and equipment and non-residential structures, and a rebound in exports. Gains were tempered by a sharp decline in residential investment following rapid interest rate hikes by the Bank of Canada. Preliminary industry-based data showed that economic growth in Canada likely slowed in the third quarter.

Chart 2.12   Canadian Real GDP

Canadian employment saw modest declines in the third quarter of 2022 following strong gains in the first half of the year. Job creation from January to October 2022 increased by 4.1 per cent compared to the same period of 2021. The unemployment rate was 5.2 per cent in October 2022, up slightly from the record low of 4.9 per cent observed in June and July 2022. Canada’s labour force participation rate trended down over the summer of 2022 to reach 64.9 per cent in October but was flat (0.0 percentage points) on a year-to-date basis. Along with low unemployment, labour market conditions in Canada remained tight. Job vacancies rose 41.0 per cent in the second quarter of 2022 compared to the second quarter of 2021. Record-high vacancies and a low unemployment rate have led to challenges for Canadian employers struggling to fill positions across all provinces.

Canadian home sales retreated from their 2021 peak as rising interest rates have cooled sales activity since March 2022. Canadian MLS home sales fell by 21.4 per cent year-to-date to September 2022 and have fallen below their ten- year historical average in recent months. During this period, notable declines in home sales were observed in all provinces except for Alberta, where sales increased on a year-to-date basis. Meanwhile, the national MLS average home sale price has decreased 17.4 per cent from its peak in February 2022 but is up by 5.0 per cent year-to-date to September 2022 due to large increases earlier in the year.

Canadian housing starts decreased 5.7 per cent year-to-date to September compared to the high levels observed during the same period of 2021. Overall, the pace of homebuilding activity remained above the ten-year historical average, which may reflect construction on projects that were planned prior to the Bank of Canada’s shift toward higher interest rates. Meanwhile, the value of residential building permits increased by 7.5 per cent year-to-date to September 2022.

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Economic Review and Outlook

Despite declining consumer confidence, Canadian nominal retail sales rose 9.3 per cent year-to-date to August compared to the same period last year. These gains largely reflect higher prices, driven by increased sales at gasoline stations.

Consumer price inflation rose rapidly in the first half of 2022, partly due to persistent supply-chain disruptions and strong demand for goods and services as the economy reopened. Russia’s invasion of Ukraine also drove up global commodity prices. Canadian inflation hit a year-over-year rate of 8.1 per cent in June, a pace not seen in nearly 40 years. Since then, inflation declined to reach 6.9 per cent in September, partly due to lower gasoline prices compared to last year.

Canadian merchandise exports have been a source of strength so far in 2022. The value of Canadian merchandise exports rose by 28.0 per cent year-to-date to September relative to the same period of 2021, boosted by an increase in commodity prices. The value of service exports rose by 16.0 per cent on a year-to-date basis as travel and transportation services continued to improve from pandemic lows. While travel service exports have seen significant improvement in 2022, they remain 22.3 per cent lower than levels seen in December 2019.

Chart 2.13   Consensus Outlook for Canada in 2022

In October 2022, the Consensus survey projected Canadian economic growth of 3.2 per cent in 2022, 0.4 percentage points lower from the July 2022 Consensus survey. For 2023, Consensus forecasts growth of 0.6 per cent, which is 1.3 percentage points lower than the July 2022 Consensus survey. The downgrades reflect the effects of tighter monetary policy and high inflation on housing, production, and consumption.

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Asia

Continued COVID-19 controls across China weighed heavily on economic activity in the second quarter of 2022, marked by an annualized decline of 10.6 per cent in real GDP, the second largest quarterly decline since 1992. In the third quarter of 2022, economic growth rebounded with real GDP increasing by an annualized 20.6 per cent. However, despite cutting interest rates and launching several programs to boost capital spending and consumption, underlying data showed slower investment and consumer spending, as well as a pullback in exports in recent months. China’s economy faces fundamental challenges including the effects of a deep downturn in the housing sector and high unemployment among youth. China’s inflation rate continued to trend below the central bank’s target of around 3 per cent, hitting 2.8 per cent in September 2022.

Japan’s economic performance was mixed in the first half of 2022. After facing supply constraints earlier this year, Japan’s exports and manufacturing sectors improved as supply-side challenges waned. Meanwhile, Japan’s reliance on imports for most raw materials amid high commodity prices put downward pressure on the economy. Consumption increased modestly, reflecting a temporary boost from pent up demand as pandemic-related restrictions lifted. Overall, real GDP rebounded in the second quarter of 2022 at an annualized growth rate of 3.5 per cent, following 0.2 per cent growth in the first quarter of 2022. Although inflation in Japan has been above the 2 per cent target, it remains well below rates seen in other advanced economies. The Bank of Japan has maintained its commitment to low policy rates for the foreseeable future. A widening gap between Japan and U.S. monetary policy has weakened the value of the yen, resulting in higher import costs.

The October 2022 Consensus survey projected economic growth for China to be 3.2 per cent in 2022, 1.0 percentage point lower than the July 2022 Consensus survey. For 2023, Consensus forecasts growth of 4.8 per cent, which is 0.6 percentage points lower than the July 2022 Consensus survey. The downgrades highlight a deterioration in property investment amid a broader-based economic slowdown and ongoing COVID-19 lockdowns.

The October 2022 Consensus survey forecasts Japan’s economic growth at 1.5 per cent in both 2022 and 2023. This represents a 0.1 percentage point decrease in 2022 and a 0.2 percentage point decrease in 2023 compared to the July 2022 Consensus survey.

Europe

After solid growth through the first half of 2022, economic activity in the euro area has weakened in recent months amid the ongoing Russia-Ukraine conflict and elevated commodity and consumer prices. Real annualized GDP growth in the euro zone slowed to 0.7 per cent in the third quarter of 2022, following a 3.3 per cent increase in the previous quarter.

Inflation in the region has accelerated and broadened, partly owing to the effect of high energy costs feeding through the economy. Gas prices in Europe have more than doubled over the past year as Russia drastically reduced its supply to European states. In October 2022, preliminary figures showed inflation hit 10.7 per cent, driven by energy prices. Higher prices are weighing on consumer spending and production across Europe, while borrowing has become more expensive for businesses and households. The depreciation of the euro has also contributed to increased inflationary pressures.

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Economic Review and Outlook

On October 27, 2022, the European Central Bank (ECB) raised its main policy interest rate by 0.75 percentage points to reach 2.00 per cent and indicated that further increases will be appropriate. The ECB also moved to scale back refinancing operations that provide European banks with attractive borrowing conditions. The ECB has raised rates three times since July 2022, bringing the main policy rate to its highest level since January 2009. However, unlike other central banks, the ECB has not begun to reduce its vast holdings of government debt.

In October 2022, the Consensus survey forecasted the euro zone economy to grow by 3.0 per cent in 2022, 0.3 percentage points higher than the July 2022 Consensus survey, reflecting a stronger rebound as pandemic restrictions were lifted. For 2023, Consensus forecasts zero growth (0.0 per cent) for the euro zone economy, which is 1.4 percentage points lower than the July 2022 Consensus survey. The downward revision for 2023 highlights concerns around the region’s significant inflation and energy supply challenges.

Financial Markets

Interest Rates

After two years of highly accommodative monetary policy, persistent inflationary pressures prompted Canadian and U.S. central banks to increase interest rates. Since March 2022, central banks have implemented steady and sizable interest rate increases to ease demand more in line with supply.

On November 2, 2022, the US Federal Reserve (the Fed) raised its policy interest rate by 0.75 percentage points for a fourth consecutive meeting, to reach a target range of 3.75 to 4.00 per cent, its highest range since December 2007. The Fed signalled its expectation for ongoing rate increases given elevated inflation and broad price pressures. The Fed continued to reduce its holdings of Treasury securities and agency debt and agency mortgage-backed securities and stated that monetary policy would be adjusted if risks emerge. In its September 2022 projection, the Federal Reserve increased its estimate for inflation and lowered its outlook for U.S. economic activity over the 2022 to 2024 period compared to its June forecast. The Fed will provide updated projections in December.

On October 26, 2022, the Bank of Canada (BoC) increased its target for the overnight rate by 0.50 percentage points to reach 3.75 per cent, its highest point since February 2008. The BoC noted that consumer demand in Canada continues to outpace supply, putting upward pressure on domestic inflation. The Bank continued its policy of quantitative tightening and signalled that interest rates will need to rise further given that price pressures remain elevated and broadly-based. The BoC projected Canadian inflation to average 6.9 per cent in 2022, 4.1 per cent in 2023, and 2.2 per cent in 2024 — a slightly lower path than its July 2022 forecast — mainly due to lower gasoline prices and weaker demand than previously expected. The BoC also lowered its projection for Canadian economic growth over the 2022 to 2024 period, reflecting the combined effects of ongoing supply-chain disruptions, labour market mismatch, tighter financial conditions, lower wealth, and weaker demand for Canadian exports.

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Economic Review and Outlook

Chart 2.14   Interest Rate Forecasts

As of October 12, 2022, an average of six private sector forecasters projected the Canadian three-month Treasury bill to average 2.22 per cent in 2022 and 3.79 per cent in 2023. Meanwhile, the ten-year Government of Canada bond rate is forecast to average 2.79 per cent in 2022 and 3.19 per cent in 2023.

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2022	2023	2022	2023
BMO	2.21	3.93	2.82	3.43
CIBC	2.20	3.60	2.80	3.20
National Bank	2.24	3.79	2.79	3.21
RBC	2.22	3.90	2.76	2.93
Scotiabank	2.20	3.76	2.78	3.21
TD	2.23	3.78	2.78	3.18
Average (as of October 12, 2022)	2.22	3.79	2.79	3.19

Exchange Rate

The US dollar strengthened against most currencies due to a mix of energy import dependence, flight to quality, and swiftly paced interest rate hikes by the US Federal Reserve. After starting the year at 78.7 US cents, the value of the Canadian dollar declined to reach a low of 72.2 US cents in October. Overall, the Canadian dollar averaged 77.5 US cents during the first ten months of 2022.

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Economic Review and Outlook

Chart 2.15   Private Sector Expectations for the Canadian Dollar

US cents/Canadian $ (daily rate)
90
80
70
60
Forecast*
Private Sector Average
(*First Quarterly Report 2022*)
78.3¢
77.1¢
Private Sector Average
(*Second Quarterly Report 2022*)
2017
2018
2019
2020
2021
2022
2023

Sources: Bank of Canada and B.C. Ministry of Finance forecasts.

* Based on the average of private sector forecasts. *First Quarterly Report 2022* as of July 21, 2022 and the *Second Quarterly Report 2022* as of October 12, 2022.

Based on the average of six private forecasters as of October 12, 2022, the Canadian dollar is expected to average 76.8 US cents in 2022 and 75.4 US cents in 2023.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Canadian $)	2022	2023
BMO	76.6	74.3
CIBC	76.6	73.7
National Bank	76.5	76.6
RBC	77.4	77.6
Scotiabank	77.2	79.0
TD	76.6	71.0
Average (as of October 12, 2022)	76.8	75.4

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Economic Review and Outlook

Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial annual GDP for 2021 on November 8, 2022.

British Columbia’s economy rebounded significantly in 2021 as more of the economy reopened from pandemic restrictions. In 2021, B.C.’s real GDP increased by 6.1 per cent, the third fastest growth among provinces (behind Prince Edward Island and Nova Scotia), following a decline of 3.0 per cent in 2020. Overall, the Canadian economy increased by 5.0 per cent in 2021, following a decrease of 5.0 per cent in 2020.

Chart 1 – Real GDP in Canadian provinces

Annual per cent change in 2021 real GDP
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
Canada 5.0
-0.9
0.6
1.8
4.8
5.2
5.9
6.0
6.1
6.2
7.9
SK
NL
MB
AB
ON
NB
QC
BC
NS
PE
Sources: Statistics Canada

All of B.C.’s main real GDP expenditure categories rebounded and experienced growth in 2021, led by consumer spending, as spending on services returned and spending on goods increased. Household final consumption expenditures increased by 7.3 per cent in 2021, after falling by 3.5 per cent in 2020. Investment was also a driver of GDP growth in 2021, bolstered by low interest rates as well as rising demand and confidence. Overall, gross fixed capital investment grew by 10.5 per cent in 2021, supported by increased business investment, particularly in housing, and by higher investment by governments. Government spending (Federal, Provincial, Local and Aboriginal) rose by 7.9 per cent in 2021, following growth of 3.9 per cent in 2020. Exports of goods and services rose by 3.2 per cent in 2021, which reflected a rise in services activity and a modest rebound in goods exports. Total exports were outpaced by a rise in imports of goods and services, which rose by 10.3 per cent.

Chart 2 – B.C. GDP by Expenditure

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Economic Review and Outlook

Real GDP

Annual growth in B.C.’s real GDP from 2018 to 2021 is illustrated in Chart 3. The latest data incorporate historical revisions back to 2019. The revised level of B.C.’s 2019 real GDP is now estimated to be 0.4 per cent lower than the previous estimate, while revisions to 2020 real GDP were minor.

Chart 3 – B.C. real GDP

Nominal GDP

Chart 4 depicts B.C.’s nominal GDP levels in recent years. Nominal GDP increased by $43.7 billion (or 14.2 per cent) in 2021, after decreasing by $2.0 billion (or 0.7 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions. The revised level of nominal GDP in 2020 is now estimated to be $306.9 billion, 0.8 per cent lower than the previous estimate of $309.3 billion.

Chart 4 – B.C. nominal GDP

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